Exhibit 99.1

DEFI TECHNOLOGIES INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2025

Dated: March 31, 2026

TABLE OF CONTENTS

EXPLANATORY NOTES AND CAUTIONARY STATEMENTS	1
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
DESCRIPTION OF THE BUSINESS	14
Risk Factors	25
DIVIDENDS	54
DESCRIPTION OF SHARE CAPITAL	54
MARKET FOR SECURITIES	55
Escrowed securities	56
DIRECTORS AND OFFICERS	56
AUDIT COMMITTEE DISCLOSURE	58
PROMOTER	60
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	60
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	61
TRANSFER AGENT AND REGISTRAR	61
MATERIAL CONTRACTS	61
INTERESTS OF EXPERTS	61
ADDITIONAL INFORMATION	61

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EXPLANATORY NOTES AND CAUTIONARY STATEMENTS

Explanatory Notes

In this Annual Information Form (the “AIF”), the term “Company” or “DeFi Technologies” refers to DeFi Technologies Inc. and its subsidiaries as a whole, unless otherwise specified or the context otherwise requires.

Information contained in this AIF is given as of December 31, 2025, being the date of the most recently completed financial year end of the Company, unless otherwise specifically stated.

Unless otherwise indicated, all currency amounts in this AIF and references to “$” are stated in U.S. dollars.

Market and industry data used throughout this AIF was obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects.

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2025. The financial statements and management’s discussion and analysis are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) website at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards.

Caution Regarding Forward-Looking Statements and Information

This AIF contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended and “forward-looking information” within the meaning of that term under Canadian securities laws. This information relates to future events or future performance and reflects the Company’s expectations and assumptions regarding such future events and performance. Forward-looking information and statements can be identified by the use of words such as, but not limited to, “plans”, “expects”, “project”, “predict”, “potential”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In particular, all statements, other than statements of historical facts, included in this AIF that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future contain forward-looking information and statements, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks, as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses of the Company and its subsidiaries;

●	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry and the Company’s Equity Investments in Digital Assets (as defined herein);

●	expectations regarding revenue growth due to changes in the Company’s business strategy;

●	expansion and growth of the Company’s Asset Management, Ventures and Infrastructure business lines;

●	development of exchange traded products (“ETPs”) and partnerships, collaborations, investments and joint ventures with other companies;

●	growth of assets under management (“AUM”);

●	listing of ETPs;

●	identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market;

●	digital asset staking, lending or trading transactions;

●	the listing of Valour’s ETPs in Brazil;

●	the Company’s Normal Course Issuer Bid;

●	Reflexivity Research’s strategic partnerships;

●	anticipated lending and staking income and management fees charged on ETPs;

●	hedging activities;

●	investment performance of ETPs, DeFi protocols and digital assets underlying ETPs, and portfolio companies that the Company has invested in;

●	future development of laws and regulations governing the DeFi industry;

●	requirements for additional capital and future financing options;

●	publishing and marketing plans;

●	the availability of attractive investments that align with the Company’s investment strategy;

●	the Company’s ability to maintain compliance with the minimum required closing bid price for continued listing on the Nasdaq Capital Market; and

●	other expectations of the Company.

Forward-looking information and statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Important factors that could cause actual results to differ materially from the Company’s expectations are described in the Company’s documents filed from time to time with the applicable regulatory authorities and such factors include, but are not limited to, risks related to the staking and lending of cryptocurrencies, DeFi protocol tokens, or other digital assets; risks relating to momentum pricing and volatility of cryptocurrencies, DeFi protocol tokens, and other digital assets; cybersecurity threats, security breaches and hacks; the relative novelty of cryptocurrency exchanges and other trading venues; regulatory risks; hedging risk; the U.S. classification of crypto assets and the Investment Company Act of 1940; the issuance of crypto ETPs in the EU and non-EU countries; risk related the Company’s Ventures portfolio exposure; risks associated with banks cutting off services to businesses that provide cryptocurrency related services; the impact of geopolitical events; the further development and acceptance of digital and DeFi networks; trade errors; dependence on investment manager; discretion as to distributions and timing of withdrawals; discretion as to form of payment; risks and uncertainties associated with custodians of digital assets; conditions on equity investments in digital assets; development and acceptance of the digital asset network; digital asset audit risk; risk of total loss of equity investment in digital assets; risk of loss, theft or destruction of cryptocurrencies; risks associated with the irrevocability of transactions; risks associated with the potential failure to maintain the cryptocurrency networks; risks associated with the potential manipulation of blockchain; risks that miners may cease operations; risks related to insurance; risks related to the concentration of investments; risks related to competition; risk related to investments in private issuers and illiquid securities; risks related to cash flow, revenue and liquidity; risk management; risks related to the Company’s dependence on management personnel; risks related to macro-economic conditions; risks related to the availability or opportunities and competition for investments; risks related the share prices of investments; risks related to additional financing requirements; risks related to the return on investments; failure to develop and execute successful investment or trading strategies; risks related to the management of the Company’s growth; social, political, environmental, and economic risks in the countries in which the Company’s investment interests are located; risks related to the due diligence process undertaken by the Company in connection with investment opportunities; risks related to exchange-rate fluctuations; risks related to non-controlling interests; risks related to changes in legislation and regulations; risks related to the fact the Company is likely a passive foreign investment company for U.S federal income tax purposes; risks associated with the Company’s limited operating history and no history of operating revenue and cash flow; risks associated with the Company having limited cash flow and funds in reserve which may not be sufficient to fund its ongoing activities at all times; risks associated with material weakness in the Company’s financial statements; risks related to the restatement of Company’s historical financial statements; lack of comprehensive accounting guidance for digital assets under IFRS accounting standards; risks associated with conflicts of interest; litigation risk; risks associated with the volatility of the Company’s common shares (“Common Shares”) market price and the Company’s ability to maintain compliance with the minimum required closing bid price for continued listing on the Nasdaq Capital Market; risks associated with the future dilution of shareholders interest in the Company; risks associated with the Company’s history of never paying dividends; and other risks described herein including under the heading “Risk Factors – Risks Relating to the Business and Industry of the Company”.

When relying on forward-looking information and statements to make decisions, readers should ensure that the preceding information, the risks and uncertainties described in “Risk Factors” and the other contents of this AIF are all carefully considered. The forward-looking information and statements contained herein is current as of the date of this AIF, and, except as may be required by applicable law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking information and statements contained herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any information is based. Readers should not place undue importance on such forward-looking information and statements and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s public filings available under its profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

With regard to all information included herein relating to companies in the Company’s Venture portfolio, the Company has relied on information provided by the investee companies and on publicly available information disclosed by the respective companies.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated in British Columbia pursuant to the Company Act (British Columbia) (the “BCCA”) under the name “Western Premium Resource Corp.” on April 14, 1986. On August 29, 1997, the Company filed a certificate of change of name under the BCCA and changed its name to “Zodiac Exploration Corp.” On December 18, 1998, the Company filed a certificate of change of name under the BCCA and changed its name to “Donnybrook Resources Inc.” On August 13, 2003, the Company filed a certificate of change of name under the BCCA and changed its name to “Rodinia Minerals Inc.” On November 3, 2009, the Company was continued under the Business Corporations Act (Ontario) (the “OBCA”), and on June 15, 2010, the Company filed articles of amendment under the OBCA and changed its name to “Rodinia Lithium Inc.” On August 16, 2016 the Company filed articles of amendment under the OBCA and changed its name to “Routemaster Capital Inc.” The Common Shares began trading on the TSX Venture Exchange (the “TSXV”) on June 30, 2010. The Company sold its sole subsidiary on December 29, 2015 and completed a change of business (“COB”) to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. On January 19, 2021, the Common Shares were uplisted to trade on the Cboe Canada, and on February 26, 2021, the Company filed articles of amendment under the OBCA and changed its name to “DeFi Technologies Inc.” On April 19, 2022, the Common Shares were listed for trading on the OTCQB Venture Market. On June 1, 2022, the Company filed articles of amendment under the OBCA and changed its name to “Valour Inc.” On July 10, 2023, the Company filed articles of amendment under the OBCA and changed its name to “DeFi Technologies Inc.” The Company’s head office and registered office is located at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6.

As of the date of this AIF, the Company holds 100% of DeFi Holdings (Bermuda) Ltd., 100% of Reflexivity Research, LLC (“Reflexivity Research”), 100% of Valour Inc. (“Valour Cayman”), 100% of Stillman Digital Inc. (“SDI”), 100% of Stillman Digital Bermuda Ltd. (“SDB” and together with SDI “Stillman Digital”). The following is an organizational chart illustrating the inter-corporate relationships between the Company and its subsidiaries and the jurisdiction of organization of each such entity, as at the date hereof:

Notes:

Valour Digital Securities Limited (“VDSL”), is owned by the charitable trust VLR Charitable Trust in Jersey, Channel Islands. VDSL entered into an arm’s-length relationship with Valour Cayman. pursuant to an arrangement agreement dated 5 April 2023, under which VDSL, as the Issuer, engaged Valour Cayman. as the Arranger to provide management, administration, and arrangement services. VDSL is incorporated in Jersey, Channel Islands, and subject to the regulations of the Jersey Financial Services Commission (JFSC). The principal activity of the Company is the issuance of a series of open-ended, limited recourse, non-interest bearing exchange-traded debt obligations. VDSL is consolidated in the financial statements of the Company even though it is legally owned by the VLR Charitable Trust.

VDSL and Valour Cayman are sometime referred to as “Valour”. Further detailed information about VDSL, is available in the EU VDSL Base Prospectus dated 15 May 2025 for the EU and the two UK VDSL Base Prospectuses dated 16 January 2026 for the UK. Further detailed information about Valour Cayman, is available in the Base prospectus dated January 23, 2026. These documents are freely available on the Valour’s website on the respective ETP pages: https://valour.com/products. pdf

DeFi Holdings (Bermuda) Ltd. was dissolved on January 30, 2026.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a publicly listed company with its Common Shares listed for trading on Cboe Canada under the symbol “DEFI”, on The Nasdaq Stock Market LLC (the “Nasdaq”) under the symbol “DEFT”, and on FSE under the symbol “R9B” and with BDRs representing Common Shares listed for trading on B3 S.A. – Brazil, Bolsa, and Balcão (“B3”) under the symbol “DEFT31”. The Company operates five lines of business: Asset Management, Ventures, DeFi Alpha, Reflexivity Research and Stillman Digital, each of which is explained further below under their respective headings in “Description of Business”.

Three Year History

The following is a summary of the general development of the Company’s business over the three most recently completed financial years.

Subsequent to Fiscal 2025

On February 9, 2026, the Company announced the launch of the DEFT Valour Investment Opportunity (DVIO) Index.

On January 26, 2026, the Company announced that Valour has received UK regulatory approval and has begun offering select Valour ETPs to UK retail investors through the London Stock Exchange (“LSE”) starting January 26, 2026.

On March 23, 2026, the Company announced it may experience a delay in filings its annual financial statements, management’s discussion and analysis, and related CEO and CFO certifications for the year ended December 31, 2025 (the “Annual Filings”) relating solely to the possible timing of receipt of a SOC 2 Type 2 report from a material third-party counterparty that is relevant to the Company’s audit procedures. The Company also announced that, in connection with the potential delay and default in the completion of the Annual Filings, the Company has made an application to the Ontario Securities Commission (the “OSC”) as principal regulator, to approve a temporary management cease trade order (the “MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”).

Fiscal 2025

Asset Management

On March 3, 2025, the Company announced that Valour launched four new ETPs on the Frankfurt Exchange: Valour Dogecoin (DOGE) EUR, Valour Aptos (APT) EUR, Valour Sui (SUI) EUR, and Valour Render (RENDER) EUR.

On July 17, 2025, the Company announced that Valour listed the following digital asset ETPs on the SIX Swiss Exchange: 1Valour Hedera (HBAR) Physical Staking and 1Valour Internet Computer (ICP) Physical Staking.

On September 18, 2025, the Company announced that Valour launched the world’s first physically backed Bitcoin staking ETP, 1Valour Bitcoin Physical Staking on the London Stock Exchange Main Market.

On September 25, 2025, the Company announced a strategic investment in Canada Stablecorp Inc. (“Stablecorp”) and a commercial collaboration centered on QCAD, Stablecorp’s Canadian dollar stablecoin product.

On December 4, 2025, the Company announced it received approval from B3 to list four digital asset ETPs, Valour Bitcoin (BTCV), Valour Ethereum (ETHV), Valour XRP (XRPV), and Valour SUI (VSUI), via BDR on ETP.

On December 15, 2025, the Company announced that B3 has approved the listing of BDRs representing the Company’s common shares for institutional investors in Brazil.

On December 16, 2025, the Company announced that Valour has received approval from B3 to list Valour Solana, a digital asset ETP providing exposure to the Solana network. On December 23, 2025, the Company announced that it has successfully launched BDRs representing its Nasdaq-listed common shares, together with five digital asset ETPs issued by Valour on B3.

In the year ending December 31, 2025 (“Fiscal 2025”) Valour announced the launch of the following ETPs on the Spotlight Stock Market.

Date	ETP
7 February 2025	VALOUR BITCOIN CASH (BCH) SEK
7 February 2025	VALOUR UNUS SED LEO (LEO) SEK
7 February 2025	VALOUR OKB (OKB) SEK
7 February 2025	VALOUR POLYGON (POL) SEK
7 February 2025	VALOUR ALGORAND (ALGO) SEK
7 February 2025	VALOUR FILECOIN (FIL) SEK
7 February 2025	VALOUR ARBITRUM (ARB) SEK
7 February 2025	VALOUR STACKS (STX) SEK
26 February 2025	VALOUR SUI (SUI) EUR
26 February 2025	VALOUR APTOS (APT) EUR
26 February 2025	VALOUR RENDER (RENDER) EUR
26 February 2025	VALOUR DOGECOIN (DOGE) EUR
7 May 2025	VALOUR CURVE (CRV) SEK
7 May 2025	VALOUR LITECOIN (LTC) SEK
18 June 2025	VALOUR MANTRA (OM) SEK
18 June 2025	VALOUR TRON (TRX) SEK
18 June 2025	VALOUR STELLAR (XLM) SEK
18 June 2025	VALOUR TETHER GOLD (XAUT) SEK
24 September 2025	VALOUR HYPERLIQUID (HYPE) SEK
24 September 2025	VALOUR PEPE ( PEPE) SEK
24 September 2025	VALOUR FLARE (FLR) SEK
24 September 2025	VALOUR VIRTUALS (VIRTUAL) SEK
24 September 2025	VALOUR OPTIMISM (OP) SEK
24 September 2025	VALOUR STORY (IP) SEK
24 September 2025	VALOUR IMMUTABLE (IMX) SEK
24 September 2025	VALOUR QUANT (QNT) SEK
24 September 2025	VALOUR THE GRAPH (GRT) SEK
24 September 2025	VALOUR FLOKI (FLOKI) SEK
24 September 2025	VALOUR THETA (THETA) SEK
24 September 2025	VALOUR FOUR (FORM) SEK
24 September 2025	VALOUR IOTA (IOTA) SEK
22 October 2025	VALOUR SKY (SKY) SEK
11 December 2025	BULL BITCOIN X2 VALOUR
11 December 2025	BULL ETHEREUM X2 VALOUR

In terms of assets, Valour and Genesis Global Capital LLC entered into that certain Master Loan Agreement. Pursuant to the MLA and the Loan Term Sheet dated September 9, 2022, GGC loaned $6,000,000 to Valour as an open term loan (the “Loan”) pursuant to the terms and conditions of the MLA and Term Sheet. As collateral for the Loan, Valour initially posted 362 BTC with Genesis, which was later increased to 475 BTC.

On January 19, 2023, Genesis and its group companies filed for bankruptcy protection in the US pursuant to a ‘Chapter 11’ bankruptcy filing under the US Bankruptcy Code and listed Valour as a creditor.

On June 26, 2024, the Court enters order granting motion for relief from stay and allowing Genesis to exercise set off rights permitting the parties to set off any Claimant Obligations ($6,000,000 loan plus interest) with corresponding Genesis obligations (475 BTC). According to the exhibit attached to the Order, Valour owed Genesis $5,990,953.70 in principal and $109,644 in interest against collateral of 475 BTC valued at $10,018,691, resulting in a claim by Valour against Genesis in the amount of $3,909,047 or 185.3 BTC. It was then agreed that the parties could set off leaving Valour with $3.9 million, which accounted for 185.3 BTC.

By the end of 2025, DeFi/Valour had already received 115.62 BTC. Since DeFi/Valour previously received a further 1.7 BTC in October 2025, the outstanding balance is 67.98 BTC. Accordingly, DeFi/Valour could expect to receive up to 67.98 BTC in the future.

Reflexivity Research

On June 10, 2025, the Company announced that Reflexivity Research entered into a strategic partnership with Beluga, designed to accelerate joint business development, enhance distribution reach, and deliver comprehensive research services across both retail and institutional services.

Partnerships and Acquisitions

On March 7, 2025, the Company announced it increased its stake in Neuronomics AG to 52.5%. The Company did not participate in a capital increase dated September 30, 2025 and thus its stake was diluted to 44.7%.

On April 21, 2025, the Company announced it entered into a strategic partnership with Valour, SovFi Inc. and the Nairobi Securities Exchange to design and establish the Kenya Digital Exchange.

On April 28, 2025, the Company announced Stillman Digital’s official integration with Talos, pursuant to which Talos users can directly access Stillman Digital’s regulated liquidity.

On May 15, 2025, the Company announced Valour Cayman partnered with GulfCap Investment Bank as its key transaction advisors for the proposed cross-listing of Valour’s ETPs on the Nairobi Securities Exchange.

On May 20, 2025, the Company announced a strategic joint venture and foundational equity investment in Fire Labs, Inc., a stablecoin infrastructure provider backed by America First Technology, pursuant to which the Company’s business lines will provide full-stack support and scale for the joint venture. In connection with the joint venture, the Company issued the Company issued 1,607,717 common shares of the Company, to CH Technical, in exchange for 19.2% of the capital of CH Technical.

On May 29, 2025, the Company announced a strategic collaboration with Misyon Bank and its crypto trading subsidiary Misyon Kripto to prepare for introducing a series of innovative digital investment products to Turkish Investors.

On August 25, 2025, the Company announced it secured an Advisory mandate with TenX Protocols. The Company was appointed as strategic advisor pursuant to an advisory agreement with TenX (the “Advisory Agreement”) and Stillman Digital was appointed as exclusive digital asset trading services provider pursuant to an exclusive OTC Agreement entered into with TenX.

On September 16, 2025, the Company announced a strategic investment in Continental Stablecoin Inc., driving development and advocacy for local currency stablecoins in Africa, notably including the developers of Nigeria’s premier regulated stablecoin infrastructure.

On November 3, 2025, the Company announced that Stillman Digital joined as an early partner of GoDark, a purpose built institutional dark pool for digital assets developed.

Management and Board Changes

On March 3, 2025, the Company announced that it had appointed Chase Ergen to the board of directors of the Company (the “Board”). Mr. Ergen is an entrepreneur and the son of Charlie Ergen, founder of Dish Network, a subsidiary of Echostar (NASDAQ: SATS). Mr. Ergen’s appointment follows the resignation of Krisztian Toth from the Board who will transition into an advisory role.

On April 6, 2025, the Company announced the appointment of Andrew Forson as President of the Company and Chief Growth Officer of Valour.

On June 2, 2025, the Company appointed Manfred Knof as strategic advisor to the Company. Manfred Knof left the Company on 30 October 2025.

On November 17, 2025, the Company announced that Olivier Roussy Newton resigned as CEO and Executive Chairman of the Board and that Johan Wattenström, Co-Founder of Valour and the Company, has been appointed as Chief Executive Officer and Executive Chairman.

On December 22, 2025, the Company announced the resignation of Stefan Hascoet from the board or directors of the Company.

Financings and Listings

On May 12, 2025, the Common Shares began trading on the Nasdaq under the symbol “DEFT”.

On August 22, 2025, the Company announced its intention to commence a Normal Course Issuer Bid to buy back Common Shares through the facilities the Nasdaq, Cboe Canada, and/or other Canadian alternative trading platforms. The NCIB commenced on August 26, 2025, and will run through August 26, 2026 or on such earlier date as the NCIB is complete. The Company repurchased 1,235,900 shares for $2,769,629 representing an average purchase price of $2.24. All shares repurchased were cancelled. The Company’s NCIB program allows for the purchase of up to 31,673,791 shares and runs until August 26, 2026 (or earlier if completed).

On August 29, 2025, the Company filed a base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”), relying on the “well-known seasoned issuer” exemption.

On September 26, 2025, the Company closed its US$100 million registered direct offering (the “September Offering”). Pursuant to the Offering, the Company sold an aggregate of 45,662,101 Common Shares and warrants to purchase up to an additional 34,246,577 Common Shares at a combined purchase price of US$2.19. Each warrant has an exercise price of US$2.63 per common share, equal to 120% of the offering price (a 20% premium), is exercisable immediately upon issuance, and expires 3 years from the date of issuance, subject to an acceleration feature based upon share price appreciation and other factors.

Fiscal 2024

Asset Management

On November 22, 2024, the Company announced that Valour had entered into a memorandum of understanding with Asia Digital Exchange Ptd. Ltd. (“AsiaNext”) and SovFi Inc. (“SovFi”) (the “Asia Next MOU”). AsiaNext, a global digital asset exchange regulated by the Monetary Authority of Singapore, bridges Asia and Europe by providing institutional investors with secure access to digital assets. The Asia Next MOU will evaluate and facilitate the listing and trading of Valour’s ETPs on AsiaNext’s securities exchange, enhancing AsiaNext’s position as a leading marketplace for institutional investors.

On August 6, 2024, the Company announced that Valour had entered into a memorandum of understanding with the Nairobi Securities Exchange (“NSE”) and SovFi (the “NSE MOU”). The key objectives of the NSE MOU include facilitating the creation, issuance, and trading of digital asset ETPs on the NSE by leveraging Valour’s extensive expertise in digital assets and ETPs.

On June 11, 2024, the Company announced that it has deployed a Core Chain validator node to act as an independent validator for the network. The Company also staked 1,498 BTC on the Core Chain.

On April 8, 2024, the Company announced that Valour has launched a trading desk in the United Arab Emirates.

In Fiscal 2024, Valour invested US$61,741,683 in three tranches of a private investment fund designed to acquire Solana and Avalanche tokens from a bankrupt company (“Fund A”). The Company’s investment represents the acquisition of 491,249 Solana at US$105 per Solana and 931,446 Avalanche at US$11 per Avalanche. The Solana acquired by the Company is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released in monthly increments from January 2025 through January 2028. The Avalanche acquired by the Company is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche. The Avalanche will be released in weekly increments July 10, 2025 and continuing through July 1, 2027. The investment in the Fund A was valued based on the latest available net asset value, as determined by Fund A’s administrator less Discounts for Lack of Marketability. The fair values of the investments were remeasured based on monthly valuation reports provided to the Company by Fund A’s administrator.

In Fiscal 2024, Valour invested $153,516,846 (US$112,072,453) in two tranches of a private investment fund designed to acquire Solana tokens from a bankrupt company (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”). The Company’s investment represents the acquisition of 1,123,360 Solana at US$100 per Solana. The Solana acquired by the Company is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution in the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25% of the Solana will be released in March 2025, while the remaining 75% of the Solana will be released linearly monthly until January 2028. The investment in the investment fund was valued based on the latest available net asset value, as determined by Fund B’s administrator less DLOM. The fair values of the investments were remeasured based on monthly valuation reports provided to the Company by Fund B’s administrator.

DeFi Alpha

On July 16, 2024, the Company announced that DeFi Alpha generated an additional approximately C$4.0 million (US$2.9 million) in USDT and C$15.3 million (US$11.2 million) in digital asset inventory through arbitrage trades in Q3 2024.

On June 3, 2024, the Company announced that its new business line, DeFi Alpha generated an additional C$59.2 million (US$43.4 million) from arbitrage trades, of which US$19.5 million was used to pay down debt.

Reflexivity Research

On September 13, 2024, the Company announced that Reflexivity Research was holding its inaugural Crypto Investor Day in New York City on October 25, 2024.

On June 24, 2024, the Company announced that Reflexivity Research has partnered with CoinMarketCap, the world’s largest crypto pricing and data aggregator, to educate users on various digital assets with in-depth fundamental research. Through this partnership, CoinMarketCap users will now have access to Reflexivity Research’s high-quality, actionable research on individual digital assets, including fundamental analysis, market structure updates, and technical breakdowns.

On March 7, 2024, the Company announced that Reflexivity Research was holding its inaugural Bitcoin Investor Day on March 22, 2024 in New York City. The Bitcoin Investor Day, orchestrated by Reflexivity Research, aims to assemble hundreds of institutional investors, capital allocators, and forward-thinking entrepreneurs.

On January 9, 2024, the Company announced that it had entered into a binding letter of intent to acquire Reflexivity Research (the “Reflexivity Acquisition”). Reflexivity Research, co-founded by Anthony Pompliano and Will Clemente, offers high-quality crypto-native research designed for traditional finance investors. The firm is known for unique Bitcoin analysis, along with counting some of the most well-known cryptocurrency organisations as clients, including eToro, Solana, Avalanche, NEAR, Fantom, Sei Network, and many more. Reflexivity Research’s research is distributed via their homepage, a premium membership portal, and an email list of over 55,000 investors. On February 7, 2024, the Company announced that it had completed the Reflexivity Acquisition.

Partnerships and Acquisitions

On December 10, 2024, the Company announced that it has signed a letter of intent to increase its holdings of Neuronomics AG (“Neuronomics”), a Swiss asset management firm specializing in quantitative trading strategies powered by artificial intelligence, computational neuroscience, and quantitative finance, to 10%.

On July 30, 2024, the Company announced that it has entered into a strategic partnership with Zero Computing, a pioneer in verifiable computation on Ethereum and Solana. This partnership aims to build critical infrastructure to enhance the arbitrage discovery and execution capabilities of DeFi Alpha, and advance capabilities for capturing zero-knowledge enabled Maximal Extractable Value.

On July 9, 2024, the Company announced that it has signed a letter of intent to acquire Stillman Digital (the “Stillman Acquisition”). Stillman is a leading global liquidity provider offering industry-leading trade execution, settlement, and technology services. On October 7, 2024, the Company announced that it had completed the Stillman Acquisition.

Financial Statements and Auditor Matters

On September 6, 2024, the Company announced that it has refiled its 2023 annual consolidated financial statements (the “Refiled 2023 FS”) to include an amended auditor’s report delivered by HDCPA Professional Corporation (the “Auditor”). The date of the 2023 FS remains unchanged and the Refiled 2023 FS have not been restated in any respect. In connection with a continuous disclosure review by the Ontario Securities Commission, the Company determined to refile the Auditor’s report on the Company’s previously filed 2023 annual consolidated financial statements (the “Original 2023 FS”) to correctly identify the period over which the Auditor is providing assurance. The Refiled 2023 FS include an amended Auditor’s report which (a) identifies that the Auditor did not audit or express an opinion on the Company’s 2022 financial statements, (b) corrects a typographical error in the “Other Matters” section to refer to “December 31, 2023”, and (c) adds certain note references under “Description of the Key Audit Matter”.

On April 1, 2024, the Company announced that it has filed its financial statements of the Company for fiscal-year 2023 with restated comparative information for fiscal 2022 and the corresponding management’s discussion and analysis. The Company became aware of an enforcement report issued by the Canadian Public Accountability Board (“CPAB”) on December 7, 2023 against BF Borgers CPA PC (“Former Auditor”) (the “Enforcement Report”) resulting from an engagement findings report dated October 12, 2023 (the “CPAB Report”). As a result of the Enforcement Report, the Auditor provided a consultation with respect to the CPAB Report, remediation plan requested by CPAB and the impact on the scope of the audit for fiscal 2023 (the “Consultation”). As a result of the Consultation, the Company reassessed the application of IFRS on the valuation of the Company’s holdings in 3iQ and AMINA Bank AG (formerly SEBA Bank AG) as well as the valuation of Valour’s Genesis loan and collateral posted to secure such loan. Compared with the previously filed fiscal 2022 financial statements of the Company, the Amended and Restated Financial Statements reflected a (i) reduction in digital assets by $2,433,348 to $104,148,728 as at December 31, 2022; and (ii) reduction in private investments, at fair value through profit and loss, by $13,489,824 to $30,015,445 as at December 31, 2022, with an opening retained earnings impact as at January 1, 2023 of $15,923,172.

On January 8, 2024, the Company announced that it has changed its auditor from the Former Auditor to the Auditor effective December 20, 2023. On December 7, 2023, CPAB issued the Enforcement Report against the Former Auditor resulting from the CPAB Report with respect to the audit of the Company’s financial statements for the fiscal year ended December 31, 2022 (“2022 Statements”).

The Enforcement Report identified multiple significant inspection findings, each of which constitute a separate Violation Event (as defined in the Rules of CPAB) with respect to the Former Auditor. As a result of the CPAB Report, a remediation plan is required for the audit of the 2022 Statements. The Company has received information requests from the Former Auditor on its remediation plan, including third party confirmations from all of the Company’s digital asset custodians to confirm existence of the digital assets and fair market value, confirmations for all the private investments confirming the existence of the Company’s holdings and their latest financing details, management forecast files and schedules including all assumptions used in the goodwill impairment analysis, confirmation of ETPs, working papers on the calculation of staking and lending revenue, management fees and node revenue.

Director Appointments, NCIB, US Listing and Treasury Management

On October 29, 2024, the Company announced that Valour has successfully eliminated its outstanding debt following a final C$5.5 million (US$4 million) repayment completed on October 16, 2024.

On September 16, 2024, the Company announced that it filed a Form 40-F Registration Statement (“Form 40-F”) with the United States Securities and Exchange Commission (the “SEC”), in connection with its application to list the Common Shares on the Nasdaq.

On July 31, 2024, the Company announced the appointment of Andrew Forson to its board of directors. Andrew Forson is an experienced financial and risk engineer, software architect, and trust and estate practitioner. He serves as the Head of Ventures and Investments for the Hashgraph Group, the commercialization and enablement arm of Hedera, where he has been instrumental in driving strategic investments and fostering innovation in the digital asset sector.

On June 10, 2024, the Company announced that it has adopted Bitcoin as its primary treasury reserve asset and has purchased 110 Bitcoins to initiate this strategy.

On June 6, 2024, the Company announced a Normal Course Issuer Bid (“NCIB”) to buy back Common Shares through the facilities of Cboe Canada.

On May 7, 2024, the Company announced that it had fully repaid balances of US$6 million and US$13.5 million, which were secured by BTC and ETH collateral, respectively.

Fiscal 2023

Asset Management

On August 29, 2023, the Company announced that Valour launched three new products on the Nordic Growth Market Exchange (“NGM”). Valour Ethereum Zero EUR precisely tracks the price of ETH without charging management fees, making an investment in the world’s second largest digital asset easy, secure and cost-effective. Valour Solana EUR precisely tracks the price of SOL, the native cryptocurrency fuelling the Solana network. Marketed as one the fastest blockchains, Solana has more than 400 live projects spanning its DeFi, NFT, and Web3 ecosystem. Valour’s Solana ETP makes an investment in this leading decentralised platform cost-effective, simple and secure. Valour Digital Asset Basket 10 (“VDAB10”) tracks the performance of the top 10 largest digital assets based on market capitalisation with a maximum cap of 30% for any constituent. Valour’s VDAB10 ETP provides investors with a diversified and dynamic exposure to the ever-evolving crypto landscape in a trusted and secure manner.

On August 22, 2023, the Company announced that VDSL launched 1Valour Ethereum Physical Staking ETP. The 1Valour Ethereum Physical Staking ETP simplifies network participation for investors. With a fixed yield, undefined expiry and a 1.49% management fee, investors have the potential to earn passive returns, sidestepping the technical challenges involved with staking, and actively contributing towards the evolving decentralized finance landscape. Enhanced security measures including slashing insurance and full collateralization mean investors benefit from additional transparency and security measures.

On July 12, 2023, the Company announced that Valour launched its digital asset basket ETP - VDAB10 SEK. The VDAB10 ETP provides retail and institutional investors with trusted, secure, and diversified exposure to 10 of the largest cryptocurrencies by market capitalization. With a quarterly rebalancing, the multi-digital asset ETP enables investors to gain access to certain of the largest disruptive digital assets, offering an expanded entry into the rapidly developing digital asset ecosystem, without the need to set up a dedicated trading account.

On June 15, 2023, the Company announced that VDSL launched its first physically backed digital asset product, the 1Valour Bitcoin Physical Carbon Neutral ETP. The 1Valour Bitcoin Physical Carbon Neutral ETP provides investors with sustainable and climate-friendly exposure to Bitcoin with the low management fee of 1.49%. The ETP presents a trusted investment method that benefits the environment and aligns with environmental, social and governance (“ESG”) goals by funding certified carbon removal and offset initiatives in order to neutralise the associated Bitcoin carbon footprint.

On April 12, 2023, the Company announced the launch of VDSL, a Jersey-based securities issuer of ETPs for physically stored digital assets. VDSL obtained all regulatory approvals by the Swedish and Jersey regulators for an EU-wide offering to investors domiciled in Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Italy, Liechtenstein, Luxembourg, the Netherlands, Norway, Malta, Poland, Portugal, Romania, Slovakia and Spain, and its products will be listed on regulated stock exchanges such as Deutsche Börse/Xetra in Frankfurt, Euronext in Paris and Amsterdam and SIX Swiss Exchange in Switzerland.

On March 21, 2023, the Company announced the listing of certain ETPs on Euronext Paris, providing availability to French investors.

On January 23, 2023, the Company announced that on January 19, 2023, Genesis Global Capital LLC (“Genesis”) and its group companies filed for bankruptcy protection in the US and listed Valour as a creditor. The Company clarified that Valour Cayman, its wholly-owned subsidiary, is a borrower of funds under a master loan agreement with Genesis dated January 22, 2022. The loan amount borrowed by Valour Cayman under the loan agreement is US$6 million which is collateralised.

On January 10, 2023, the Company announced the approval of its renewed EU-base prospectus covering digital assets ETPs by the Swedish Financial Supervisory Authority (“SFSA”).

Partnerships and Acquisitions

On December 18, 2023, the Company announced that it has entered into a definitive purchase agreement (the “Solana IP Agreement”) to acquire intellectual property (“Solana IP”) from prominent Solana developer Stefan Jørgensen (the “Solana IP Acquisition”). Pursuant to the Solana IP Agreement, the Company issued a total of 7,297,090 Common Shares at a deemed price of $0.55 per Common Share to Mr. Jørgensen in exchange for all of the Solana IP. The Payment Shares will be issued in five tranches over a period of two years, and be subject to the continued involvement of Mr. Jørgensen with the Company and its subsidiaries at the time of issuance. The Solana IP acquired by the Company encompasses a suite of sophisticated features including advanced liquidity provisioning, innovative trading strategies and technologies, along with the distribution, management, and analytics of decentralized financial data. These elements are tailored to support the Solana-focused trading desk operated by both the Company and Valour. The Solana IP Acquisition positions the Company to significantly elevate its capabilities, offering cutting-edge trading solutions and unique strategies specifically designed for Solana, a blockchain platform rapidly gaining recognition for its outstanding performance capabilities. The Solana IP Acquisition closed on February 9, 2024.

On October 24, 2023, the Company announced that it has entered into a joint venture agreement with Neuronomics AG (“Neuronomics”) to collaborate on the development of AI-based ETPs, actively managed certificates, and asset backed tokens for global distribution. To further align the interests of the Company and Neuronomics, the Company entered into share exchange agreements with Olivier Roussy Newton, Chief Executive Officer of the Company and Johan Wattenström, Director of Valour, pursuant to which DeFi Technologies acquired from each of Mr. Newton and Mr. Wattenström 362 shares of Neuronomics with nominal value of CHF 1 for a total of 724 shares of Neuronomics.

Management, Board, Auditor Changes and Name Change

On January 8, 2024, the Company announced the change of its auditors from BF Borgers CPA PC to HDCPA Professional Corporation effective December 20, 2023.

On July 7, 2023, the Company announced that it had changed its name from “Valour Inc.” to “DeFi Technologies Inc.”

On February 13, 2023, the Company announced that Russell Starr has elected to step down from his role as Executive Chairman but will remain as Head of Capital Markets. Olivier Francois Roussy Newton, CEO of Valour, assumed the role of Executive Chairman replacing Russell Starr.

On February 3, 2023, the Company announced the change of its auditors from RSM Canada LLP to BF Borgers CPA PC.

Financings

On November 13, 2023, the Company announced a non-brokered private placement financing of up to 6,250,000 units (a “Unit”) at a price of $0.16 per Unit (the “Unit Price”) for gross proceeds of up to $1,000,000 (the “Nov 2023 Offering”). Each Unit consisted of one common share of the Company (a “Unit Share”) and one common share purchase warrant (a “Warrant”), entitling the holder to acquire one additional common share of the Company (a “Warrant Share”) at an exercise price of $0.23 for a period of 24 months from issuance. The Nov 2023 Offering closed on an oversubscribed basis for 11,812,500 Units, representing aggregate gross proceeds of $1,890,000.

On November 1, 2023, the Company announced that Valour completed a non-brokered private placement financing of unsecured convertible notes (the “Notes”) for gross proceeds of C$3,000,000 (the “Convertible Offering”). The Notes issued in connection with the Convertible Offering accrue interest at a rate of 8% per annum and will mature on October 31, 2025 (“Maturity Date”). Upon the occurrence of certain trigger events, the principal amount of Notes and all accrued interest may be convertible (a “Conversion”), at the option of the holder, into (a) Common Shares (“Conversion Shares”) at a price of C$0.10 (“Conversion Price”) per Conversion Share and (b) an equal number of common share purchase warrants of the Company (“Conversion Warrants”) entitling the holder to acquire Common Shares at a price of C$0.20 for a period of five years from the date of issuance. Upon the Conversion, the Company will subscribe for such additional equity of Valour equal to the principal amount of Notes and accrued interest converted pursuant to the Conversion. As of the date hereof, all of the Notes were converted into Conversion Shares and Conversion Warrants.

On August 23, 2023, the Company announced that it entered into shares for debt settlement agreements with a lender, an officer and consultants of the Company to settle an aggregate amount of approximately C$604,543.34 of accrued debt obligations and accrued fees owing to such lender, officer and consultants of the Company by issuing Common Shares at a price of C$0.105 per Common Share for a total of 5,757,827 Common Shares.

On June 12, 2023, the Company announced that it entered into shares for debt settlement agreements with various officers and consultants of the Company to settle an aggregate amount of approximately C$674,837.78 of accrued fees owing to such officers and consultants of the Company by issuing Common Shares at a price of C$0.085 per Common Share for a total of 7,939,268 Common Shares.

DESCRIPTION OF THE BUSINESS

General

The Company is a publicly listed company with its Common Shares listed for trading on Cboe Canada under the symbol “DEFI”, on the Nasdaq under the symbol “DEFT”, and on FSE under the symbol “R9B” and with BDRs representing Common Shares listed for trading on B3 under the symbol “DEFT31”. The Company is a technology company bridging the gap between traditional capital markets and decentralized finance through six primary business lines:

●	Asset Management – Valour develops and lists ETPs on traditional stock exchanges that provide indirect exposure to underlying digital assets, digital asset indexes, or other decentralized finance instruments;

●	Ventures – The Company makes early-stage investments in companies, banks and foundations in the digital asset space;

●	DeFi Alpha – The Company operates a specialized trading desk focused on opportunistic trading and arbitrage across the digital asset ecosystem. The desk generates returns by identifying attractive market dislocations and pricing inefficiencies, with opportunities sourced through deep market experience and strong counterparty relationships;

●	Reflexivity Research – Reflexivity is a private research firm that specializes in producing research reports on digital assets.

●	Stillman Digital – Stillman is an OTC desk and digital asset liquidity provider.
●	DeFi Advisory – supporting public digital asset companies with in-house infrastructure, trading, custody, and research.

“Decentralized finance” or “DeFi” refers to a financial system that seeks to operate as an alternative to the traditional financial system. DeFi seeks to allow people and companies to effect transactions on a “peer to peer” basis, typically employing blockchain or other distributed ledger technology to allow participants to interact with one another directly between each other. Because transactions are effected peer to peer, DeFi does not rely on traditional intermediaries such as banks, brokerages, and stock exchange, so transactions can be completed on a more timely basis and without the fees typically charged by intermediaries.

Asset Management

Valour ETPs

The Company’s wholly owned subsidiary Valour Cayman develops and lists ETPs on regulated stock exchanges and multilateral trading facilities in Europe that synthetically track the value of digital assets, or an index or basket thereof. ETPs simplify the ability for retail and institutional investors to gain exposure to cryptocurrencies and decentralized finance as they remove the need to manage wallets, various logins, custody and other intricacies that are linked to managing a digital asset portfolio. Rather, retail and institutional investors can simply purchase the associated ETP with the digital asset they wish to gain exposure to through a bank or brokerage account with access to the relevant stock exchanges and multilateral trading facilities.

As of the date hereof, Valour Cayman has listed 102 ETPs. Valour Cayman currently lists its ETPs on the following European stock exchanges: Spotlight Exchange, Deutsche Börse Xetra, Gettex, Frankfurt Exchange, Euronext Amsterdam, Euronext Paris and Lang and Schwarz Exchange. Valour Cayman also lists its EPTs on the B3 exchange in Brazil. The listing of ETPs are subject to exchange approval by the relevant exchange. A full list of ETPs listed by Valour Cayman can be found here: https://valour.com/en/products.

Products and Services

Valour Cayman ETPs are issued under a base prospectus dated January 23, 2026 (as amended and updated to the date hereof, the “Base Prospectus”), as supplemented by supplements or final terms from time to time (“Final Terms”), which together govern the ETP program (the “Program”). The Base Prospectus has been approved by the SFSA and the Swedish financial authority. The certificates may be offered to the public in Sweden, Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Italy, Liechtenstein, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia and Spain, and subject to completion of relevant notification measures, any other member state within the European Economic Area (“EEA”). For further details on the terms and conditions of the ETPs, a copy of the Base Prospectus is available on Valour’s website on the respective ETP pages: https://valour.com/products.

Valour Cayman’s current ETP range are all open-ended certificates that provide exposure to a single digital asset, or an index or a basket thereof, as specified in the relevant Final Terms. The Final Terms for each of Valour Cayman’s ETPs are available on the Valour’s website on the respective ETP pages: https://valour.com/products. Valour Cayman is the issuer of the ETPs offered under the Program and also acts as calculation agent.

Valour Cayman’s policy is to substantially hedge market risk in the underlying asset. Hedging is primarily done continuously through an in-housed developed auto-hedger and in direct correspondence to the issuance of ETPs to investors, but Valour Cayman may elect to utilize other hedging methods it deems appropriate. In order to hedge its exposure to each digital asset, Valour Cayman relies on cryptocurrency exchanges and counterparties to be able to buy and sell the digital assets, or interests in funds that hold digital assets, which the ETPs track.

For its Bitcoin Zero and Ethereum Zero products, Valour Cayman charges zero management fees and for all other products, a management fee of 1.9% to 2.5% applies.

Valour Digital Securities Limited ETPs

Valour Digital Securities Limited (VDSL) is a special purpose vehicle incorporated as a public limited liability company under the laws of Jersey. VDSL is owned by the charitable trust VLR Charitable Trust in Jersey. In April 2023, VDSL obtained all regulatory approvals by the Swedish and Jersey regulators for an EU-wide offering of physically backed ETPs to investors domiciled in Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Italy, Liechtenstein, Luxembourg, the Netherlands, Norway, Malta, Poland, Portugal, Romania, Slovakia and Spain. Valour Cayman acts as arranger for all ETPs issued by VDSL.

As of the date hereof, VDSL has listed six ETPs. VDSL ETPs are currently listed on the Deutsche Börse Xetra, the London Stock Exchange and the SIX Swiss Stock Exchange. The listing of ETPs are subject to exchange approval by the relevant exchange.

Products and Services

VDSL ETPs are issued under base prospectuses dated 15 May, 2025 for the EU (the “EU VDSL Base Prospectus”) and two prospectuses dated 16 January 2026 for the UK (the “UK VDSL Base Prospectus”), as supplemented by supplements or final terms from time to time (“VDSL Final Terms”), which together govern the VDSL ETP program (the “VDSL Program”). The EU VDSL Base Prospectus has been approved by the SFSA, the Swedish financial authority, and is passport eligible in Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Italy, Liechtenstein, Luxembourg, the Netherlands, Norway, Malta, Poland, Portugal, Romania, Slovakia and Spain. The UK VDSL Base Prospectuses have been approved by the Financial Conduct Authority (FCA). VDSL may also request the SFSA to publicize the approval of the EU VDSL Base Prospectus to other EEA states in accordance with Regulation (EU) 2017/1129. In addition, VDSL may decide to register this EU VDSL Base Prospectus in Switzerland with the reviewing body SIX Exchange Regulation AG or another FINMA approved reviewing body, as a foreign prospectus that is also deemed to be approved in Switzerland pursuant to Article 54 paragraph 2 FinSA, for the purpose of making a public offer of VDSL ETPs in Switzerland or admission to trading of all or a series of VDSL ETPs on a regulated stock exchange in Switzerland.

For further details on the terms and conditions of the ETPs, a copy of the EU VDSL Base Prospectus and UK VDSL Base Prospectus may be obtained for each of the VDSL’s ETPs on Valour’s website on the respective ETP pages: https://valour.com/products.

Under the EU VDSL Base Prospectus, the VDSL Program permits VDSL to issue VDSL ETPs related to any one of 124 underlying digital currencies (“Digital Currencies”) (or more subject to supplements to the EU VDSL Base Prospectus), to a “basket” comprising two or more of such Digital Currencies or to an index linked to Digital Currencies, as specified in the relevant VDSL Final Terms. The VDSL Final Terms and each of VDSL’s ETPs are available on the company website on the respective ETP pages: https://valour.com/products. The VDSL ETPs are designed to offer investors a means of investing in Digital Currencies without having to acquire digital assets themselves and to enable investors to buy and sell that interest through the trading of a security on a stock exchange.

Under the UK VDSL Base Prospectus, the underlying digital assets are currently limited to BTC and ETH, given the regulatory requirements in the United Kingdom.

Each VDSL ETP is an open-ended, limited recourse, non-interest bearing exchange traded debt obligation of VDSL, which ranks equally with all other VDSL ETPs of the same class. VDSL ETP holders only have recourse to the assets of the class of VDSL ETP of which they are a holder. If the net proceeds are insufficient for VDSL to make all payments due, neither the trustee nor any person acting on behalf of the trustee will be entitled to take any further steps against the VDSL, and no debt shall be owed by the VDSL in respect of such further sum.

The underlying assets for the VDSL ETP of each class, by which they are backed and on which they are secured, comprise private keys evidencing ownership of Digital Currencies. These private keys are held in the name of VDSL in secure vaults at the premises of the relevant custodian of VDSL (“VDSL Custodian”) and are not fungible with other digital assets held by the relevant VDSL Custodian.

The VDSL ETPs are constituted under the trust instrument dated April 5, 2023 between VDSL and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”) for the holders of VDSL ETPs (“VDSL ETP Holders”) (the “Trust Instrument”). The Trustee holds all rights and entitlements under the Trust Instrument on trust for VDSL ETP Holders. In addition, VDSL and the Trustee have entered into a single security deed (the “Security Deed”) in respect of all pools of VDSL ETPs (“Pools”). The rights and entitlements held by the Trustee under the Security Deed, to the extent attributable to a Pool, are held by the Trustee on trust for the VDSL ETP Holders of that particular class of VDSL ETP. Under the terms of the Security Deed, VDSL has charged to the Trustee for the benefit of the Trustee and the relevant VDSL ETP Holders by way of first fixed charge the Digital Currencies held in custody attributable to the relevant class of VDSL ETP and all rights of VDSL in respect of the respective custody accounts to the extent attributable to the relevant Pool. VDSL has also, under the terms of the Security Deed, assigned to the Trustee by way of security the contractual rights of the issuer relating to such class under the custody agreements entered into by VDSL and has granted a first-ranking floating charge in favour of the Trustee over all of VDSL’s rights in relation to the secured property attributable to the applicable Pool, including but not limited to its rights under the custody agreements and the custody accounts attributable to that Pool.

VDSL charges management fees ranging from 1.9% to 2.5% on the VDSL ETPs.

Staking of Cryptocurrency and Defi Protocol Tokens

As part of Valour’s hedging policy, Valour purchases and sells the digital assets, and investments exposed to digital assets, which its ETPs track. Valour may trade, lend or stake such digital assets on its balance sheet to generate revenue in accordance with the policies in the Base Prospectus of Valour Cayman and as Staking Agent for VDSL in accordance to VDSL’s base prospectus. Lending or staking transactions are only conducted with institutional-grade counterparties and only up to a certain percentage for risk management purposes in accordance with Valour’s Lending and Staking Policy (the “Lending and Staking Policy”).

Pursuant to the Lending and Staking Policy, lending and staking activities are overseen by the Chief Investment Officer (“CIO”), Head of Finance (“CFO”) and the director of Valour. Prior to entering into any lending or staking transaction, due diligence will be conducted on all potential counterparties, and in particular counterparties in the following situations:

●	Custody of assets of Valour by third parties, without legal separation from assets of such third party.

●	Deposits of cash with banks and investment firms.

●	Bilateral FX transactions (settlement risk).

●	Bilateral transactions in digital assets (settlement risk).

●	Lending and borrowing transactions relating to digital assets (settlement risk).

In order to evaluate a counterparty, the following information is collected and documented in the counterparty scorecard:

Contact information. The name, the website and contact person at the exchange/counterparty, as well as the responsible onboarding owner on Valour side.

Current status. The current status of the relationship, the connection type, as well as the services, products and currency pairs used on the respective exchange/counterparty have to be documented and kept up to date.

Country of registration and regulation. The country in which the exchange/counterparty is registered must be documented. In addition, all countries in which the exchange/counterparty holds a regulatory licence have to be assessed and documented by stating the licence number (if applicable).

Country risk. The country of registration as well as the country/-ies of regulation are evaluated by using the country risk matrix. The country risk matrix considers the FATF (and equivalent) country evaluation, the Transparency.org Corruption Perception Index (CPI) as well as the VQF SRO country risk recommendations.

Adverse media search. An adverse media search is being conducted. For example, information about an exchange having been hacked in the past or any news about a negative reputation, regulatory breaches etc. are documented.

Public exchange scores. Publicly available information and risk scores from data sources such as Coinmarketcap and Coingecko are being collected and documented.

Information security certification. The exchange/counterparty information security certification status is assessed. Information about the possession of certifications such as AICPA SOC 1, SOC 2 Type I and SOC 2 Type II as well as ISO 27001 are documented.

Insurance coverage. Information about insurance protection and regulatory status in terms of investor protection are assessed and documented.

Proof of reserves. It is being checked if the exchange/counterparty has made the public wallet addresses of its cold and hot storage publicly available or if any other cryptographic means of verification of the reserves held in custody are either publicly available or have been audited.

Risk evaluation. The risk score is evaluated on a scale of 1 to 5, with 1 being the lowest risk and 5 being the highest risk. Based on the information collected in the scorecard, with a focus on regulatory licences, a risk score is calculated and documented for each exchange or counterparty.

Business justification and restrictions. In cases where an exchange or counterparty presents increased risks, a business justification must be provided. Any decision to establish a business relationship with an exchange or counterparty with increased risks must be approved by the board.

Recurring review schedule. The review date and review frequency of all exchanges/counterparties are documented and tracked in the scorecard. A review once a year is set as the default standard, however, an ad-hoc review has to be considered in case of any event that may result in any of the assessment criteria being changed.

Account closure. If the exchange or counterparty has been identified with an increased risk, such as a risk score of 4 or 5, Valour will determine if it is necessary to close the business relationship. This decision is based on the potential exposure and the potential impact on the business and stakeholders. If it is determined that the business relationship should be terminated, a plan for closing the relationship is developed in a controlled and orderly manner. This may include transferring outstanding transactions, closing accounts, and ensuring that all necessary documents and records are properly transferred or retained. The decision to close the business relationship is communicated to the exchange or counterparty and a timeline for the closure is provided. Once the business relationship has been successfully terminated, the counterparty scorecard is updated in order to reflect the closure.

When deciding whether to lend or stake a particular asset, the Lending and Staking Policy provides that the decision will initially be made based on the risk profile of the potential counterparties, then the highest yield available, and then prioritizing staking over lending.

“Staking” refers to the process of dedicating digital assets to a particular blockchain for a set period of time so as to verify transactions on that blockchain. The act of staking typically results in the staking person or company receiving newly-created digital assets of the same type as a reward verifying the transactions. In addition, having digital assets staked improves the integrity and security of the applicable blockchain ledger.

Custody of Digital Assets

The policies of Valour require the application of internal multi-signature cold-storage and external custody. External custody solutions include specialized third-party custody providers within the United States and Europe. Valour currently utilizes the following third-party custody providers to hold and safeguard Valour’s digital assets:

Custodian	Location	% of digital assets custodied by market value	Regulatory Body
Binance	Cayman Islands	42.6%	Cayman Islands Monetary Authority (CIMA)
B2C2 Overseas LTD	Cayman Islands	8.0%	Cayman Islands Monetary Authority (CIMA)
Kraken	United States	0.7%	Office of Comptroller of Currency
Laser Digital	Switzerland	4.7%	Financial Services Standards Association (VQF). Zug. Switzerland
Copper	Switzerland	33.5%	Financial Services Standards Association (VQF). Zug. Switzerland
Bitgo Trust	United States	1%	South Dakota Division of Banking and Money Services Business (MSB) with Financial Crimes Enforcement Network (FinCEN)
Others		2.9%	Anchorage, Wintermute, Bitcoin Suisse, Coinbase (Deribit), Genesis
Self Custody		6.5%
Total		100%

VDSL

Custodian	Location	% of digital assets custodied by market value(1)	Regulatory Body
Copper Markets (Switzerland) AG	Switzerland	100%	Financial Services Standards Association (VQF), Zug, Switzerland

Prior to engaging any prospective third-party to perform custody services, Valour conducts diligence and counterparty risk analysis of such third-party. Such measures include:

●	verifying contact information of the third-party and the responsible onboarding owner on the Valour Cayman side;

●	reviewing current status of the relationship with the third-party, the connection type, as well as the services, products and currency pairs used by the third-party;

●	documenting the prospective third-party’s regulatory regime and licenses;

●	assessing the third-party’s jurisdiction of incorporation and regulatory regime for compliance to international anti-terrorism and money laundering guidelines such as the Financial Action Task Force (“FATF”) country evaluation, Transparency.org Corruption Perception Index as well as the VQF SRO country risk recommendations;

●	collecting and documenting public exchange scores, such as Coinmarketcap and Coingecko, of the third-party;

●	assessment of the third-party’s information security certification, such as AICPA SOC 1, SOC 2 Type I and SOC 2 Type II, as well as ISO 27001;

●	assessment and documentation of the third-party’s insurance coverage with respect to investor protection;

●	verifying if the third-party has made the public wallet addresses of its cold and hot storage publicly available or if any other cryptographic means of verification of the reserves held in custody are either publicly available or have been audited;

●	searching for any adverse public media results regarding the third-party;

●	analyzing risk exposure and business restrictions of engaging the third-party; and

●	recurring review of third-party custody providers.

Valour’s current third-party custody providers do not engage sub-custodians to provide custody services. None of Valour ‘s current third-party custody providers are Canadian financial institutions or related parties of the Company. Each of Valour’s third-party custody providers maintain general commercial insurance on its own behalf and would be subject to their respective jurisdiction’s bankruptcy laws in the event of such an event. The Company and Valour are not aware of any aspect of the above custody providers that would adversely affect the Company from obtaining an unqualified audit opinion on its audited financial statements. The Company and Valour are not aware of any security breaches or similar incidents with respect to its third-party custody providers.

In addition, Valour utilizes custody solutions offered by institutional quality exchanges. The exchanges typically store between 95% and 100% of the assets in multi-signature cold storage. Different exchanges store different proportions of their assets in online wallets, and the proportion of assets in cold storage is one of the factors determining their risk weight in our model for capital adequacy. Cold storage means storage facilities where the private keys of a wallet are held off-line, protected physically, as well as by the multi-signature features of the wallet. By comparison, hot storage means storage facilities or platforms that are connected to the internet, which provide greater accessibility to digital assets for users, but are subject to greater cybersecurity risks.

The Company does self-custody some of the Company’s portfolio using meta mask and other hot wallets. The total value of the Company’s digital assets under self custody was $33,581,901 on December 31, 2025 (December 31, 2024 – $339,451,566).

The controls around the meta mask and other hot wallets include only senior management having access to the accounts, passwords, seed phases, etc. All copies of passwords and seed phases are secured with senior management. Duplicate copies of the passwords and seeds phases are held by two members of the senior management in different locations.

The following principles are applied with regards to Valour’s internal safe keeping of digital assets:

a.	the quantities that are kept by means of hot storage shall be limited to what is reasonably estimated as required for hedging of potential transactions in the near future;

b.	the quantities that are kept by means of hot storage shall be distributed between a reasonable number of the approved counterparties for such storage, taking practical aspects into consideration; and

c.	the allocation of assets between Valour’s counterparties shall be optimized with respect to security and quality of Valour’s products within the limits set forth by the model for capital adequacy.

Specialized Skill and Knowledge

Valour has assembled a team of employees, officers, directors and consultants with specialized skill and knowledge of regulated exchanges in Europe, investment banking, cryptocurrencies, digital assets and decentralized finance. In particular, Valour Cayman has retained Johan Wattenström as its CEO from November 2025, previously the CEO of the Company, Co-Founder & Director at Nortide Capital and the Founder of XBT Provider (now known as Coinshares), which created the world’s first ever Bitcoin ETP in 2015, and has served on the management committees of several Nordic investment banks.

Valour also retains external legal counsel with respect to regulatory compliance of its ETP programs. Additional information can be found in the Base Prospectus, the EU VDSL Base Prospectus and the UK VDSL Base Prospectus.

Competitive Conditions

There are several other issuers that have listed similar tracker-products in various forms and markets. Valour holds a strong competitive position, particularly in the Nordic countries, due to its competitive and transparent pricing model. Valour’s Bitcoin and Ethereum Zero ETPs are the first and only of their kind to track the two largest digital assets by market capitalisation and charge zero management fees. For its other products, Valour charges 1.9% management fees, whereas competitor products in the same markets charge up to 2.5% management fees.

Valour’s innovative product range is also a competitive advantage. As of the date of this AIF, Valour is the most comprehensive provider of crypto ETPs listed in the Nordic countries.

Cycles

As Valour’s products are financial markets products tracking digital assets of finite supply, the demand for ETPs may experience cycles resulting from fluctuating supply and demand, and as an alternative asset class, although the correlation between traditional markets and digital assets has been seen to be increasing.

Employees

As at December 31, 2025, Valour’s wholly owned service company, Valour Europe AG, employs 5 full-time employees. Valour has 5 consultants in specialized roles in marketing, finance, and IT Development. DeFi Middle East (DMCC) employs 3 employees.

Foreign Operations

Valour operates primarily out of the Cayman Islands and Switzerland, with a trading desk in the United Arab Emirates.

Ventures

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the DeFi ecosystem to build a diversified portfolio of digital asset and venture investments, predominantly at Seed or Series A stage. As of December 31, 2025, the Company has participated in equity or token raises from the following ventures:

3iQ Corp. is a Bitcoin and digital asset fund manager that offers digital asset investment products.

AMINA Bank is one of the first FINMA-regulated institutions to provide crypto banking services. The broad, vertically integrated spectrum of services, combined with the highest security standards, make AMINA’s value proposition unique. AMINA operates globally from its regulated hubs of Switzerland, Abu Dhabi and Hong Kong to offer fiat and crypto services to progressive investors, traditional and crypto-native alike, whether individuals, corporations or institutions.

Stablecorp Inc. is the firm behind QCAD, a fully backed Canadian dollar stablecoin that seeks to maintain a stable value of 1 Canadian dollar, by holding 1-to-1 dollar reserves for each issued QCAD at regulated financial institutions.

Luxor Technologies provides a range of solutions for scaling blockchain infrastructure including a globally distributed mining pool, a hashrate network-switching engine, and a wide variety of blockchain-related software.

Neuronomics AG is a Swiss asset management firm specializing in quantitative trading strategies powered by artificial intelligence, computational neuroscience, and quantitative finance.

ZKP Corporation is a cloud platform dedicated to efficient zero-knowledge proof generation

Blocto is a UX-focused interoperable ecosystem that enables users to easily access decentralized (dApps), crypto and NFTs cross-chain.

Clover is a substrate-based smart contracts platform with Ethereum Virtual Machine (EVM) compatibility, providing cross-chain infrastructure for scaling dApps.

Sovyrn provides DeFi infrastructure for Bitcoin via a non-custodial and permissionless smart contract-based system that enables lending, borrowing and margin trading.

Saffron Finance is a peer-to-peer (P2P) risk exchange and decentralised marketplace for risk arbitrage, built on Ethereum.

Oxygen Protocol is a Solana based DeFi prime brokerage service that democratises borrowing, lending, and leverage trading.

Wilder World is the first full-scale, immersive 5D Metaverse being built out on Ethereum with full augmented reality (AR) and virtual reality (VR) integration.

Each of these ventures were selected for their innovative potential, high quality teams, growing and / or potential user bases, unique position in the market or market share, cutting edge technology, and/or leading investors. The ventures respective use cases include borrowing and lending, decentralized exchanges, derivatives and asset management.

Specialized Skill and Knowledge

The Company believes that the success of its Ventures line of business is dependent on the performance of its management team and the ability of the Company to leverage the network of its management, directors and advisory board. Management of the Company and its subsidiaries have extensive knowledge and understanding of evolving digital asset industry and have a strong track record of identifying sound investment opportunities and making prudent business decisions. In addition, the members of the advisory board have also been selected due to their wealth of experience in the digital asset industry. The Company has adequate personnel with the specialized skills required to successfully carry out its operations.

Competitive Conditions

As the DeFi industry is an emerging industry, competition in the space is constantly evolving. With respect to investment in DeFi projects, protocols and other ventures, the Company’s competitors range from established DeFi protocol trading companies to crypto and/or traditional VCs to individual angel investors. The Company may also compete with other emerging companies in the DeFi industry and established mutual funds, investment funds, hedge funds, investment companies, management companies and other investment vehicles for investment opportunities. Many of these competitors have greater financial, technical and other resources than the Company. To compete, the Company depends on the knowledge, experience and network of business contacts of the management, directors and the employees of the Company.

Reflexivity Research

Reflexivity Research is a digital asset research firm seeking to bridge traditional finance into the ever-evolving world of crypto. Reflexivity Research distributes newsletters for free to the general public, with portions of the content sponsored by corporate clients. Furthermore, Reflexivity Research produces commissioned reports and organizes thematic conferences. Reflexivity Research does not produce research reports on any equity securities. Additionally, Reflexivity Research holds conferences in the cryptocurrency sector, such as Bitcoin Investor Day held in New York on March 22, 2024 and Crypto Investor Day held on October 25, 2024, bringing together institutional investors, capital allocators, and entrepreneurs.

Specialized Skill and Knowledge

This business segment does require staff with experience in the cryptocurrency industry.

Competitive Conditions

The digital asset research space is new and there are low barriers to entry. Furthermore, there are no geographic restrictions on where digital asset research firms can be located. As a result, there are numerous competitors to Reflexivity Research, some of which include Messari, Blockworks Research, Delphi Digital, and The Block PRO.

Cycles

This business segment is influenced by cycles in the broader digital asset market, where periods of increased market activity, asset price appreciation, and institutional interest typically lead to higher demand for research, media content, and industry events, while periods of market contraction may result in reduced engagement across the sector.

Employees

As at December, 31, 2025, Reflexivity Research employs 2 employees and 1 consultant.

Foreign Operations

This segment operates out of the United States and distributes its research to customers globally.

DeFi Alpha

In Q2 2024, the Company formed DeFi Alpha, a specialized trading desk under DeFi Technologies focused on opportunistic trading and arbitrage across the digital asset ecosystem. The desk seeks to generate returns by identifying attractive market dislocations and pricing inefficiencies, with opportunities sourced through deep market experience and strong counterparty relationships. Its activities span both centralized and decentralized markets, with a focus on disciplined execution, prudent risk management, and capitalizing on opportunities as they arise.

Specialized Skill and Knowledge

DeFi Alpha draws from the specialized skill and knowledge of its employees and consultants at Valour, Stillman Digital and Reflexivity Research to identify and execute low-risk arbitrage opportunities. The Company relies on experienced cryptocurrency traders for its arbitrage trades. Such individuals are at the forefront of the digital asset industry and are often able to be one of the first to identify and capitalize on such opportunities given their day-to-day exposure to arbitrage opportunities within the digital asset space.

Competitive Conditions

The trading of digital assets is not restricted to geography, time or markets, and as such, it is a highly competitive industry. There are many firms operating in the same industry with much larger financial resources, including those that are publicly-traded. DeFi Alpha’s maintains its competitive position by primarily being the first-mover for such opportunities and by being part of the consolidated Company.

Cycles

This business line is not seasonal but does rely on market conditions.

Employees

DeFi Alpha does not have any full-time employees and consultants, but draws from the employees and consultants at Valour, Stillman Digital, Reflexivity Research and the Company.

Foreign Operations

The Company runs this operation from the Cayman Islands.

Stillman Digital

Stillman Digital is a non-custodial, spot digital asset OTC desk and digital asset liquidity provider. With over US$15 billion in trade volume since 2021, Stillman Digital has built a strong reputation for OTC on/off ramp tradeflow, and block trading and market-making services.

Stillman Digital provides digital asset trade execution, OTC desk, liquidity provision and market-making services to clients in Canada, and maintains a regulatory registration with the Financial Transactions and Reports Analysis Centre of Canada (“FINTRAC”) as a money services business (MSB), which is required to offer its products and services to clients in Canada. As a registered MSB, Stillman Digital is required to comply with Canadian anti-money laundering and counter-terrorist financing laws and regulations. The regulation of digital assets in Canada is evolving. Changes in the laws and regulations applicable to Stillman Digital or its business, or changes regarding the application of or interpretation of existing legislation, including securities legislation, could require Stillman Digital to obtain a registration or otherwise bring its operations into compliance with securities laws.

Stillman Digital’s registration with FINTRAC does not imply that Stillman Digital maintains a registration or license with any securities regulatory authority, or that any securities regulatory authority has approved the operation of Stillman Digital’s business in Canada.

Stillman Digital’s core products and services are:

●	Electronic Trade Execution: Stillman Digital generates over US$500 million in monthly volume with 24/7 streaming prices, providing deep liquidity across available assets. Clients can execute trades via the Web Portal or API, with price feeds aggregated from over 30 global exchanges and trading firms.

●	OTC Block Trading: Stillman Digital processes an average trade size of $2 million+, offering a high-touch concierge service for large block trades. Trades are conducted via voice or chat, with manual trade confirmations handled by the back office. Acting as a global on/off ramp into the crypto markets, Stillman on-ramps US$40-80 million daily and processes over US$1 billion+ in monthly trade volumes.

●	Market-Making: Stillman Digital provides liquidity to central limit order book products through strategic partnerships and exchanges, currently handling US$400 million in monthly volume and experiencing rapid growth.

Specialized Skill and Knowledge

Stillman Digital requires its employees to be knowledgeable in digital asset trade execution, regulatory compliance in their respective place of operations, trading platform software engineering and financial reporting. Stillman Digital has employed a diverse group of employees with specialization in such skills and knowledge required to operate Stillman Digital.

Competitive Conditions

The digital asset trading and liquidity provision industry is highly competitive, with numerous firms operating globally. However, regulatory compliance and licensing requirements create barriers to entry in certain jurisdictions. Stillman Digital maintains regulatory registrations and licenses in multiple jurisdictions, including a Class M Digital Asset Business license issued by the Bermuda Monetary Authority, registration with FinCEN in the United States (MSB Registration No. 31000290525436), the Nationwide Multistate Licensing System (NMLS No. 2383034), and FINTRAC in Canada (MSB Registration No. M22669214). Obtaining and maintaining these registrations requires significant legal, compliance and capital resources, which may limit the ability of new entrants to compete directly with established, regulated trading firms.

Intangible Properties

Stillman Digital’s intangible assets include its internally developed trading infrastructure and software systems used to facilitate electronic trade execution, pricing aggregation and connectivity to global digital asset exchanges, as well as its relationships with institutional clients, liquidity providers and trading counterparties. The Company also benefits from regulatory registrations and licenses required to operate its business, including its Class M Digital Asset Business license issued by the Bermuda Monetary Authority, its registration with FinCEN in the United States (MSB Registration No. 31000290525436), the Nationwide Multistate Licensing System (NMLS No. 2383034), and FINTRAC in Canada (MSB Registration No. M22669214). These assets support Stillman Digital’s ability to provide regulated digital asset trading, OTC liquidity provision and market-making services across multiple jurisdictions.

Cycles

This business line is influenced by cyclical activity levels in the broader digital asset markets, as periods of increased trading volumes, price volatility, and institutional participation typically lead to higher demand for OTC trading, liquidity provision, and market-making services.

Employees

As at December 31, 2025, Stillman Digital employs 16 employees and 9 consultants.

Foreign Operations

SDI is registered in Wyoming, United States of America and SDB is registered in Bermuda. Both hold relevant operating licenses or registrations in their respective jurisdictions and require the maintenance of such licenses or registrations to operate.

Risk Factors

The Company’s business, operations, financial results and prospects are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects.

Risks Relating to the Business and Industry of the Company

Staking and Lending of Cryptocurrencies, DeFi Protocol Tokens or other Digital Assets

The Company (or entities the Company makes Equity Investments in Digital Assets in) may stake or lend digital assets to third parties or affiliates. The digital assets that are “staked” will earn rewards in the form of additional digital assets, which will accrue to the validator address, but neither the rewards nor the principal allocation of digital assets can be withdrawn for a predetermined period of time, and as a result, the liquidity of such digital assets will be limited. On termination of the staking arrangement or loan, the counterparty is required to return the digital assets to the owner; any gains or loss in the market price during the period would inure to the owner. Such limitations on liquidity could prevent the disposal of the applicable digital asset during certain periods. Liquid digital assets that are staked are maintained outside of cold storage during the staking process, locked into a smart contract and will generally not be maintained with a qualified custodian while being staked. The owner of the staked digital asset is provided with withdrawal keys that allow retrieval of the staked liquid tokens once withdrawals have been activated by the relevant protocol, on a defined timeline with daily limits on the number of digital assets that can be withdrawn. Withdrawal keys will be held by a qualified custodian, but the additional complexities of staking liquid digital assets can increase the risk of loss. Staked liquid tokens are also subject to higher risk of loss or theft due to malicious actions, network interruptions, or a failure by third-party validators to validate transactions. Staking creates exposure to smart contracts. Smart contracts are subject to certain risks and may result in losses stemming from errors, bugs or other failures. Staking provides no guarantee of return nor are there currently efficient ways to insure against such risks. To the extent that smart contract insurance is available, it may not cover all risks related to staking of the applicable digital asset, engaging with smart contracts, or other opportunities utilized.

In the event of the bankruptcy of the counterparty, the Company could experience delays in recovering its digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the counterparty and potentially exposing the Company to a loss of the difference between the value of the digital assets and the value of the collateral. If a counterparty defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the staking or loan agreement, which may ultimately be unsuccessful.

Furthermore, the Company and its affiliates may also pledge and grant security over its digital assets to secure loans. In the event that the Company or its affiliates default under their obligations with respect to the loan, including failure to repay the principal amount of the loan or accrued interest, lenders may realize upon its security and take possession to such pledged digital assets.

The digital assets that are staked, loaned or pledged to third parties by the Company include digital assets held by Valour for the purposes of hedging its ETPs. The Company is exposed to a potentially significant liquidity risk if, for example, the aggregate sale of ETPs exceed the quantum of uncommitted cryptocurrency available to the Company to satisfy such sale requests. A similar risk applies with respect to individual reserves of each type of cryptocurrency should the sale of ETPs, and correspondingly, the underlying cryptocurrency, exceed the Company’s available reserves.

Locked Tokens

The Company has purchased various locked tokens which cannot be freely sold due to resale conditions that generally last three years. By purchasing such locked tokens to hedge Valour’s ETPs, the Company does assume some balance sheet duration mismatch risk. The Company believes it has sufficient equity and liquidity to manage any ETP redemptions that are hedged by locked tokens. The Company can also employ various hedging and derivative strategies to manage liquidity risk due to locked tokens.

Custody Risk

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line, its digital assets in treasury as well as for digital assets underlying Valour ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the execution of hedging ETPs, the value of our assets and the value of any investment in our securities. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Momentum Pricing Risk

Momentum pricing is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and DeFi protocol token market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and DeFi Protocol tokens inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company’s cryptocurrency and DeFi protocol token inventory and thereby affect the Company’s shareholders.

The profitability of our operations will be significantly affected by changes in prices of cryptocurrencies, DeFi protocol tokens and other digital assets. Any declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets will generally adversely affect our operating results. Cryptocurrencies, DeFi protocol tokens and other digital assets prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond our control, including use of such cryptocurrencies, DeFi protocol tokens and other digital assets in the DeFi industry, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrencies, DeFi protocol tokens and other digital assets prices should decline and remain at low market levels for a sustained period, our financial condition may be adversely affected, and we could determine that it is not economically feasible to continue activities.

The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on several factors, including, but not limited to:

●	changes in liquidity, market-making volume, and trading activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

●	decreased user and investor confidence in digital assets and digital asset platforms;

●	negative publicity and unpredictable social media coverage of digital assets;

●	the ability for digital assets to meet user and investor demands;

●	the functionality and utility of digital assets and their associated ecosystems and networks;

●	consumer preferences and perceived value of digital asset markets;

●	regulatory or legislative changes and updates affecting the digital asset economy;

●	the characterization of digital assets under the laws of various jurisdictions around the world;

●	the maintenance, troubleshooting, and development of the blockchain networks;

●	the ability for digital asset networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	interruptions in service from or failures of major digital asset platforms;

●	availability of an active derivatives market for various digital assets;

●	availability of banking and payment services to support digital asset-related projects;

●	level of interest rates and inflation;

●	national and international economic and political conditions;

●	global digital asset supply;

●	changes in the software, software requirements or hardware requirements underlying a blockchain network;

●	competition for and among various digital assets; and

●	actual or perceived manipulation of the markets for digital assets.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Volatility Risk

As Valour’s ETPs track the market price of digital assets, cryptocurrencies and DeFi protocol tokens, the value of the Company’s securities relates partially to the value of such digital assets, cryptocurrencies and DeFi protocol tokens, and fluctuations in the price of cryptocurrencies, DeFi protocol tokens and other digital assets could materially and adversely affect an investment in the Company’s securities. Several factors may affect the price of cryptocurrencies, DeFi protocol tokens and other digital assets, including: the total number of cryptocurrencies, DeFi protocol tokens and other digital assets in existence; global cryptocurrency, DeFi protocol tokens and other digital assets demand; global cryptocurrencies, DeFi protocol tokens and other digital assets supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies, DeFi protocol tokens and other digital assets; interest rates; currency exchange rates, including the rates at which cryptocurrencies, DeFi protocol tokens and other digital assets may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies, DeFi protocol tokens and other digital assets from online wallet providers, or other third parties holding digital assets, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies, DeFi protocol tokens and other digital assets as a form of payment or the purchase of cryptocurrencies, DeFi protocol tokens and other digital assets; the availability and popularity of businesses that provide cryptocurrencies, DeFi protocol tokens and other digital assets and blockchain-related services; the maintenance and development of the open-source software protocol of various cryptocurrency or DeFi protocol networks; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrencies, DeFi protocol tokens and other digital assets economy participants that the value of cryptocurrencies, DeFi protocol tokens and other digital assets will soon change; and fees associated with processing a cryptocurrency, DeFi protocol token or other digital asset transaction.

Cryptocurrencies, DeFi protocol tokens and other digital assets have historically experienced significant intraday and long-term price volatility. If cryptocurrency, DeFi protocol token and other digital asset markets continue to be subject to sharp fluctuations, securityholders may experience losses if they need to sell their Company securities at a time when the price of cryptocurrencies, DeFi protocol tokens and other digital assets is lower than it was when they purchased their Company securities. In addition, investors should be aware that there is no assurance that cryptocurrencies, DeFi protocol tokens and other digital assets will maintain their long-term value in terms of future purchasing power or that the acceptance of cryptocurrencies, DeFi protocol tokens and other digital assets payments by mainstream retail merchants and commercial businesses will continue to grow.

Cybersecurity Threats, Security Breaches and Hacks

As with any other computer code, flaws in cryptocurrency and DeFi protocol source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies and/or DeFi protocol tokens can occur.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in Bitcoin and other cryptocurrency exchange markets since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company’s business operations or result in loss of the Company’s assets. Any breach of the Company’s infrastructure could result in damage to the Company’s reputation and reduce demand for the Company’s securities, resulting in a reduction in the price of the Company’s securities. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by the Company. The security procedures and operational infrastructure of the Company may be breached due to the actions of outside parties, error or malfeasance of an employee of the Company or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s cryptocurrency account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of the Company to disclose sensitive information in order to gain access to the Company’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of the Company’s accounts occurs, the market perception of the effectiveness of the Company could be harmed.

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack

Cryptocurrency Exchanges and other Trading Venues are Relatively New

The Company and its affiliates manage its holdings of cryptocurrency, DeFi protocol tokens and other digital assets through cryptocurrency exchanges. In particular, Valour relies on cryptocurrency exchanges to be able to buy and sell the digital assets which its ETPs track. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, in the past, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of these exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Regulatory and Compliance Risks

As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action and/or subject cryptocurrency mining companies to additional regulation.

The Company has not received any exemptive relief from regulators in Canada. The Company discusses regulatory compliance with its external legal counsel on a regular basis. Investments in the ETPs in the light of their exposure to digital assets must always be assessed by every investor based on the circumstances and legal and regulatory conditions applicable to that investor. An investor governed by such conditions may be subject to limited possibilities to invest in the ETPs and/or experience unforeseeable consequences of a holding in the ETPs. The combination of the nature of Valour’s activities, the markets to which it is exposed, the institutions with which it does business and the securities which it issues makes it particularly exposed to national, international and supranational regulatory action and taxation changes. The scope and requirements of regulation and taxation applicable to the issuer continues to change and evolve, and there is a risk that as a result it may prove more difficult or impossible, or more expensive, for Valour to continue to carry on their functions in the manner currently contemplated. This may require that changes are made in the future to the agreements applicable to Valour and may result in changes to the commercial terms of the ETPs and/or the inability to apply for and redeem ETPs and/or compulsory redemption of some or all of the ETPs and/or disruption to the pricing thereof.

Valour Cayman and VDSL are companies which are regulated by various laws and regulations of the Cayman Islands and Jersey, respectively. Valour Cayman and VDSL cannot fully anticipate all changes that may be made in the future to laws and regulations to which Valour Cayman and VDSL are subject to, nor the possible impact of all such changes. Valour Cayman and VDSL’s ability to conduct its business is dependent on the ability to comply with rules and regulations.

If the Company was found to be in breach of regulations applicable to Valour Cayman or VDSL or the terms and conditions of any ETPs or securities they have issued, it could result in fines or adverse publicity which could have a material adverse effect on the business which in turn may lead to decreased results of operations and the company’s financial condition. Valour Cayman or VDSL’s involvement in such proceedings or settlements as well as potential new legislation or regulations, decisions by public authorities or changes regarding the application of or interpretation of existing legislation, regulations or decisions by public authorities applicable to Valour Cayman or VDSL’s operations, the ETPs and/or the underlying assets, or the terms and conditions of any ETPs or securities they have issued, may adversely affect Valour Cayman or VDSL’s business or an investment in the ETPs.

The impact of any detrimental developments in the underlying digital asset’s regulation on Valour Cayman and VDSL’s ETPs becomes evident by considering an ETP’s product nature: An ETP is a financial instrument traded – like a share – on a stock exchange whereby typically the aim is to provide the same return as a specified benchmark or asset (before fees). Although ETPs can take a number of forms (ETFs/ETCs/ETNs), they share some common characteristics. ETPs are designed to replicate the return of an underlying benchmark or asset, with the easy access and tradability of a share or digital asset (that may otherwise only be bought via a decentralized exchange wallet-setup).

Valour Cayman’s ETPs are non-interest bearing debt securities that are designed to track the return of an underlying digital asset. The current Valour ETP program in place does not provide that those securities are collateralised, though the terms and conditions of any ETPs or securities may differ. Although their yield references an underlying benchmark or asset, the ETPs are similar to unsecured, listed bonds. As such, Valour ETPs are entirely reliant on the creditworthiness of Valour as the issuing entity. Hence, generally a change in that creditworthiness, or application and compliance with other hedging and other collateralization policies, might negatively impact the value of the ETP, irrespective of the performance of the underlying benchmark or digital asset.

However, the primary appeal of these types of ETPs is that they provide exposure to a benchmark or an asset’s return (minus fees) even when the underlying markets or sectors suffer from liquidity shortages. Unlike physical replication, a synthetic ETP does not hold the underlying assets the product is designed to track. Instead, an ETP issuer like Valour enters into hedging and other transactions thereby directly or indirectly trading in the underlying assets, entering swap agreements, making investment in funds dedicated to holding the underlying digital assets etc. with a range of counterparties to provide the return of the underlying assets. Consequently, a negative change of regulation (tightening/restriction/prohibition) or change in compliance with applicable hedging or collateralization policies can have a direct impact on Valour’s issuer activity or – indirectly – by affecting its contractual counterparties. Restrictive and prohibitive regulation may lead to counterparty default, known as counterparty risk. If a counterparty defaults on its obligations under the hedging or other transactions described above, the ETP would not provide the return of the asset it is designed to track which could also expose investors to losses.

Canada

In Canada, the Canadian Securities Administrators (the “CSA”), the umbrella group for the provincial and territorial securities regulators, have generally taken the position that Canadian securities laws may apply to certain cryptocurrencies, cryptocurrency trading arrangements, token offerings, and platform activities, depending on the facts. The CSA, beginning in 2017, has published a series of Staff Notices outlining their position and explaining how securities laws apply to various aspects of the cryptocurrency industry. Many of those Staff Notices have dealt with cryptocurrency trading platforms and other businesses that hold cryptocurrencies or related contractual rights on behalf of clients, which the Company does not do as part of its business.

The CSA has also, however, published Staff Notices focused on the analysis of when a cryptocurrency constitutes a security for securities law purposes. On August 24, 2017 and June 11, 2018, the CSA published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws. Since then, the CSA has published several papers, notices and guidelines on securities law implications for offerings of tokens and operating cryptocurrency trading platforms. The Canadian Investment Regulatory Organization (“CIRO”) a self-regulatory organization, has established a regulatory framework applicable to crypto asset trading platforms (“CTPs”) operating in Canada, including a process for CTPs to become registered as investment dealers and approved as CIRO Dealer Members, together with guidance respecting matters such as digital asset custody. However, the Canadian regulatory framework applicable to crypto asset businesses continues to evolve, and certain requirements applicable to CTPs remain addressed through terms and conditions of membership and related guidance rather than a fully codified permanent rule framework

While the Company does not create or sell digital assets of its own issue, it holds a number of digital assets from a variety of issuers through its Valour Venture and Valour Infrastructure business lines. In the event that any of these were determined to be securities, it could negatively impact the issuers of those digital assets by making trading subject to prospectus requirements, which could reduce the market price of such assets and therefore devalue the holdings of the Company.

The Company’s Stillman Digital business line provides digital asset trade execution, institutional OTC desk, liquidity provision and market-making services to clients in Canada, and is registered with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) as a foreign money services business (“FMSB”). As a registered FMSB, Stillman Digital is subject to prescribed know-your-client, reporting, recordkeeping and compliance program requirements under Canadian anti-money laundering and anti-terrorist financing (“AML/CFT”) laws and regulations. Such registration is for Canadian AML/CFT purposes only and does not constitute registration, licensing or approval under Canadian securities laws.

Legal or regulatory changes or interpretations of Stillman Digital’s existing and planned activities could require Stillman Digital not only to comply with AML/CFT rules, but also to obtain a registration or otherwise bring its operations into compliance with Canadian securities laws, depending on the nature of Stillman Digital’s activities and how Canadian securities regulatory authorities characterize such activities. This may include requirements to obtain registration, membership, approvals or exemptive relief, or to comply with regulatory obligations applicable to dealers, marketplaces or other regulated intermediaries.

United States

The Company reviews development of the cryptocurrency regulatory environment in the United States on an ongoing basis due to the proximity of United States to Canada and the Company’s listing on the Nasdaq. In comparison to traditional securities or commodities markets, U.S. law and regulation remains thinly developed with respect to financial services provided to the cryptocurrency and digital asset markets. Although recent years have seen some guidance emerge with respect to the question of whether a digital asset constitutes a security for certain purposes under U.S. law, there remains little or no clear legal authority or established practice with respect to the application to digital assets of concepts like staking and lending of cryptocurrency, fungibility, settlement, trade execution and reporting, collateralization rehypothecation, custody, repo, margin, restricted securities, short sales, bankruptcy and insolvency and many others. Some or all of these concepts may be needed for crypto-related marketplaces to continue to grow, mature and attract institutional participants; there can be no assurances that rules and practices for such concepts will develop in the United States in a manner that is timely, clear, favorable to the Company or compatible with other jurisdictions’ regimes in which the Company operates. Furthermore, to the extent the Company offers any of these financial services, emerging regulation or enforcement activity may have a material impact on the Company’s ability to continue providing such service thereby affecting the Company’s revenues and profitability as well as its reputation and resources.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the securities of the Company. Such a restriction could result in the Company liquidating its cryptocurrency investments at unfavorable prices and may adversely affect the Company’s securityholders. The impact of any new laws, regulations and guidelines on the business of the Company, including increased costs of compliance and other potential risks cannot be predicted, and accordingly, the Company may experience adverse effects.

U.S. Classification of digital Assets and Investment Company Act of 1940

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). Bitcoin and Ether are the only digital assets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. With respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.” The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets.

Additionally, we do not currently intend to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). If certain digital assets that form a part of our ETPs are determined to be digital assets, we may be obligated to register as an investment company under the Investment Company Act, and we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Further, the classification of certain digital assets as securities could draw negative publicity and a decline in the general acceptance of the digital asset, which could have a negative effect on our ETPs that contain such digital assets.

Issuance of Crypto ETPs in the EU

As mentioned above, the Valour Cayman Base Prospectus and VDSL EU Base Prospectus covering the public offering of the ETPs in the EU has been approved by the SFSA, the Swedish financial authority, and is passported to Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Italy, Liechtenstein, Luxembourg, the Netherlands, Norway, Malta, Poland, Portugal, Romania, Slovakia and Spain, where the ETPs can be offered and sold via the respective stock exchange listings.

The following provides an overview on the digital assets regulatory landscape on supra-national EU level, the various EU countries in which Valour-issued ETPs are available or the primary EU countries where Valour may issue ETPs in the future.

EU

The EU is the first major jurisdiction worldwide to provide a comprehensive, dedicated regulatory framework for crypto-assets, the EU Markets in Crypto-Asset Regulation (“MiCA”). MiCA has four specific objectives. The first is to provide a legal framework for crypto-assets not covered by existing EU legislation on financial services. Secondly, by setting up a sound and transparent legal framework, it would support innovation, promote crypto-assets and the wider use of distributed ledger technology (“DLT”). Thirdly, the proposal would secure an appropriate level of consumer and investor protection and market integrity. Finally, it would enhance financial stability, as some of the crypto-assets may ‘become widely accepted and potentially systemic’.

MiCA is set to regulate crypto-assets, including so-called stablecoins that do not already fall under existing EU rules, by setting regulatory requirements for the public offer and marketing of crypto-assets and the provision of services related to them. In addition, MiCA includes provisions to prevent market abuse involving crypto-assets. More specifically, with regard to stablecoins and with a view to mitigate risks to investors and financial stability, MiCA provides that issuers of stablecoins will need to be authorised (either as a credit institution or an e-money institution for e-money tokens, or under MiCA for asset-referenced tokens) and have in place a robust and segregated reserve of assets to support the peg, and in the case of e-money tokens, enable holders to redeem at par. For issuers of significant so-called stablecoins, supplemental requirements and EU-level (instead of national) supervision apply. Yet, while MiCA is intended to create a comprehensive regulatory framework for crypto assets, continuous monitoring will remain necessary. As the system continues to evolve quickly, with novel business models and emerging risks, further regulatory actions may be required through time. A wider crypto adoption among European citizens and institutions may also expand intersystem exposures. While asset service providers in the broader ecosystem may be subject to regulation under MiFID II (as defined below) or MiCA, it does not directly impact Valour as an issuer of Exchange Traded Products (ETPs).

MiCA and Crypto-Assets

MiCA represents a landmark regulatory framework for the crypto industry in the EU, aiming to provide legal certainty, enhance consumer protection, and support innovation while maintaining financial stability. MiCA applies to crypto assets not covered by existing financial services legislation, including e-money tokens, asset-referenced tokens, and other tokens.

Crypto issuers must publish detailed white papers outlining specifics of crypto-assets, potential risks, and environmental impacts. White papers must be transparent, fair, and non-misleading and contain detailed information that mimic what is required in a prospectus. This is set to create a significant change in the drafting of white papers and include requirements that are not seen in other parts of the world, enhancing consumer protection while posing a significant regulatory burden for companies targeting EU clients.

Crypto Asset Service Providers (“CASPs”) will need to obtain authorization to provide digital asset services relating to digital assets within the EU, such as custody, digital asset trading platforms, exchange of digital assets for other assets or funds, advice, portfolio management, etc. The “target test” will apply and non-EU companies targeting EU clients must comply with MiCA standards and may need to establish an EU presence.

Providers must act in clients’ best interests, offering transparent information about pricing, fees, and risks. Specifically, client assets must be kept separate from providers’ own assets. Prompt and effective handling of client complaints is required.

By mid-2025, the European Commission will report on the need for additional laws to address NFTs and decentralized finance. Other EU laws impacting the crypto sector, such as those addressing money laundering, tax avoidance, and cybersecurity, will complement MiCA.

MiCA creates a regulatory framework for crypto-assets that are not covered by existing financial services legislation. This regulation focuses on the issuance, trading, and custody of crypto-assets, as well as the provision of crypto-asset services. Conversely, MiCA does not apply to crypto-assets that qualify as financial instruments under MiFID II (as defined below).

MiFID II

Under the Markets in Financial Instruments Directive II (“MiFID II”), transferable securities are defined as classes of securities negotiable on the capital market, excluding instruments of payment. These include:

1.	Shares in companies and equivalent securities

2.	Bonds and other forms of securitized debt

3.	Any other securities giving the right to acquire or sell transferable securities or leading to cash settlement

While the provision of investment services related to these securities is regulated, the issuance of transferable securities itself is not a regulated activity under MiFID II.

Valour

The issuance of transferable securities linked to underlying assets is not inherently a regulated activity under MiFID II or MiCA. This remains true regardless of how the relevant underlying assets are classified or treated under these regulatory frameworks. Furthermore, the regulatory status of parties providing services related to these securities does not affect the issuer’s position. In essence, the issuer’s regulatory status remains unchanged under MiFID II or MiCA, irrespective of the nature of the underlying assets or the regulatory obligations of associated service providers.

The regulatory treatment of the underlying assets (whether they are traditional financial instruments or crypto-assets) does not directly impact the issuer’s regulatory position. Similarly, even if parties providing services related to these securities are regulated under MiFID II or MiCA, this does not alter the regulatory status of the issuer.

Valour’s regulatory position therefore remains consistent, regardless of the complex interplay between the securities, their underlying assets, and the broader regulatory environment.

While the issuance itself may not be a regulated activity, Valour will continue to comply with other regulatory obligations, such as disclosure requirements or compliance with securities laws, depending on the nature of their offerings and the jurisdictions in which they operate.

Valour will continue to monitor the evolving regulatory landscape, as interpretations and applications of these regulations may change over time.

Sweden

The SFSA and the central bank have publicly declared that Bitcoin is legal but not an official form of payment or legal tender. From a tax perspective they are viewed as an asset, not a currency or cash. The SFSA has warned of the risks associated with cryptos and investment products with cryptos as underlying assets, such as ETPs. Sweden has imposed registration requirements that mean custodians, wallet providers and exchanges must comply with the Swedish Currency Exchange Act. The act requires certain types of financial institutions (which are otherwise largely unregulated and unsupervised) to comply with anti-money laundering (“AML”) provisions. The scope of the Currency Exchange Act now includes custodian wallet providers and providers of virtual currency exchange services in accordance with the implementation of the Fifth Anti-Money Laundering Directive (“AMLD5”). Mining activities are not regulated under Swedish law. There are no licensing or registration requirements specifically applicable to virtual currency mining activities. Sweden’s Central Bank, the Riksbanken, has been a leader in developing a Central Bank Digital Currency, the e-krona.

France

In April 2019, the French National Assembly adopted the Plan d’Action pour la Croissance et la Transformation de Enterprises (PACTE – Action Plan for Business Growth and Transformation) that will establish a framework for digital asset services providers. France’s Financial Market Authority (AMF) has adopted new rules and regulations for cryptocurrency service providers and ICOs, pursuant to PACTE Ordinance No. 2020-154452, issued on December 9, 2020, to compliment France’s cryptocurrency regulations. In June 2021, the regulations were finalized and went into effect. Firms are now subject to mandatory registration and subject to stricter KYC regulations. The rules established new anti-money laundering and counter-terrorist financing (“AML/CFT”) rules related to digital assets. They imposed new requirements on crypto exchanges and prohibit anonymous accounts, expand AML/CFT and KYC obligations to better harmonize the French AML framework with FATF principles and respond to new risks associated with digital assets. France has been actively involved in shaping EU-wide crypto regulations, such as MiCA, which will impact its domestic regulatory landscape and other EU Member States.

Germany

The German government was one of the first countries to provide legal certainty to financial institutions, allowing them to hold crypto-assets. Regulations stipulate that citizens and legal entities can buy or trade crypto-assets as long as it is done through licensed exchanges and custodians. Pursuant to those regulations crypto-assets qualify as financial instruments under the German Banking Act and firms providing services in regard to crypto-assets must be licensed by the German Federal Financial Supervisory Authority (BaFin). With the applicability of MiCA, the German supervisory framework for the provision of digital asset services has been changed by the German Financial Market Digitalization Act, with changes to the German Banking Act (KWG) set to come into effect on December 30, 2024. The German Banking Act is still applicable for crypto-assets which fall under the MiFID II regime. Crypto-assets falling within the scope of MiCA are exclusively subject to the requirements of MiCA. Germany has agreed to the requirements under AMLD5.

Italy

In February 2022, Italy published new AML rules for crypto firms which outline registration and reporting requirements for VASPs that align with the EU AMLD5 and the FATF guidelines for crypto firms. The new rules also require virtual asset service providers to register in a special roster for crypto firms. Registration is required if firms offer any digital asset-related services in the country. Italy joined the European Blockchain Partnership (“EBP”) along with 22 other countries in April 2018. The EBP was established to enable member states to work together with the European Commission on blockchain technology. Cryptocurrencies and blockchain are regulated at the legislative level in Italy under Legislative Act no. 90. The decree in 2017 grouped cryptocurrency exchanges with foreign currency exchanges. Although the decree states that cryptocurrencies are not issued by the central bank and are not correlated with other currencies, it is a virtual currency used as a medium of exchange for goods and services.

Austria

The Financial Market Authority (“FMA”) has warned investors that cryptocurrencies are risky and that the FMA does not supervise or regulate virtual currencies, including Bitcoin, or cryptocurrency trading platforms. The FMA’s regulations follow Austria’s implementation of the AMLD5, defining crypto-assets as “financial instruments.” The FMA regulations provide registration requirements with respect to the issuance and selling of virtual currencies, as well as transferring them, providing trading and exchange platforms for them, and providing custodian wallets. Cryptocurrencies are legal but are not considered as legal tender. The Austrian Ministry of Finance classes cryptocurrencies as “other (intangible) commodities.”

Belgium

The Belgian Financial Services and Markets Authority and the National Bank of Belgium are the primary regulatory bodies for financial services in Belgium. The regulators have published guidance and warnings to the public that cryptocurrencies are not legal tender and have also issued statements regarding scams and investor protection. Belgium has, however, fostered a strong fintech community involved in digital assets and blockchain. The Minister of Justice has announced plans to establish a legal framework related to cryptos. In February 2022, Belgium announced new rules for certain virtual asset service providers. The rules, which took effect in May 2022, require service providers “to meet a series of conditions, including ones relating to their professional integrity and compliance with the anti-money laundering legislation.”

Denmark

The Danish Financial Supervisory Authority is the main regulator in Denmark. Cryptocurrency regulation is, however, influenced by EU law. An amendment in January 2020 to the Danish Act on Measures to Prevent Money Laundering and Financing of Terrorism defines a virtual currency as “a digital representation of value that is not issued or guaranteed by a central bank or a public authority, is not necessarily attached to a legally established currency and does not possess a legal status of currency or money, but is accepted by natural or legal persons as a means of exchange and which can be transferred, stored and traded electronically.” There is no regulation of mining for virtual currencies in Denmark. Denmark amended the AML Act in 2020 to implement AMLD5, which is designed to bring virtual currencies within the scope of the existing AML-laws. The Danish central bank, the Nationalbanken, is researching the development of a digital currency, the “e-krone.”

Finland

In May 2019, Finland’s Financial Supervisory Authority (the “FFSA”) began regulating virtual currency exchange providers, wallets and issuers of virtual currencies. Registration is required to ensure compliance with statutory requirements surrounding reliability of the provider, protection of client money, segregation of assets, marketing and compliance with AML/CFT regulations. The FFSA has warned consumers of the risky, volatile and speculative nature of the investments. The FFSA has published stricter rulings regarding crypto marketing saying “Only registered virtual currency providers can market virtual currencies and related services in Finland. The marketing of virtual currencies in Finnish and in Finland is only allowed for entities registered as virtual currency providers in Finland.” The list of supervised entities operating in the cryptocurrency and digital currency sector is small; although, the FFSA does not advise on or restrict Finnish customers visiting foreign websites. Finland has joined the European Blockchain Partnership and agreed to AMLD5.

Luxembourg

In Luxembourg, there is not yet a formal regulatory stance on crypto-assets, but the “Virtual Assets – FAQ” document published in November 2021 and updated in January 2022 by the Commission de Surveillance du Secteur Financier (“CSSF”) has shed a light on some aspects.

For instance, it clarified that Undertaking for Collective Investment in Transferable Securities (UCITS) funds and Undertakings for Collective Investment (UCIs) addressing non-professional customers and pension funds are forbidden to invest directly or indirectly in virtual assets. The document also outlines the conditions under which Alternative Investment Funds may invest in crypto-assets, as well as the requirements for the Alternative Investment Fund Manager and the specific AML considerations.

Lastly, in a FAQ document on virtual assets for credit institutions issued in January 2022 by the CSSF, the regulator states that credit institutions may directly invest in virtual assets and open accounts that allow customers to invest in virtual assets. On the other hand, credit institutions cannot open bank accounts in virtual assets, must submit a business case and an application file to the CSSF to provide virtual assets services, and must set up an effective investor protection framework.

The Netherlands

The Dutch Central National Bank De Nederlandsche N.V. (“DNB”) requires crypto firms to register with it. Dutch regulations require VASPs to provide identifying information on themselves and their customers. The DNB also supervises crypto service providers’ compliance with the Sanctions Act 1977. The DNB defines cryptos as “a digital representation of value that is not issued or guaranteed by a central bank or a public authority, is not necessarily attached to a legally established currency, and does not possess a legal status of currency or money, but is accepted by natural or legal persons as a means of exchange and which can be transferred, stored and traded electronically.” In May 2020 the Dutch Implementation Act amended Dutch AML rules and implemented AMLD5.

Norway

Cryptocurrencies are legal. They are defined as an asset and not any type of money. Norway has been an attractive location for blockchain start-ups. The Financial Supervisory Authority of Norway (“Finanstilsynet”) and the country’s Ministry of Finance has established money laundering regulations which apply to “Norwegian providers of virtual currency exchange and storage services.” The legislation requires firms that provide storage services and exchanges that convert cryptos to fiat currency to comply with AML rules, but it does not impose regulatory obligations on other crypto services. “Finanstilsynet will ensure that virtual currency exchange and storage providers comply with the money laundering rules. However, FSA does not have any tasks monitoring other areas of these providers, such as investor protection,” the regulator said. In June 2021, Finanstilsynet published a warning which said, “Most cryptocurrencies are subject to extreme price fluctuations. The risk of loss is high… Price formation is in many cases not transparent.” It also warned of significant criminal activity. “Scammers use spam, computer viruses, fake drawings and a variety of other techniques to deceive consumers,” the warning stated.

Spain

Like its neighbor Portugal, Spain was a notable early hot spot for cryptocurrencies among EU members, with merchants accepting payments and Bitcoin kiosks in the streets. Despite having no formal legal status, virtual currencies in Spain are taxable as income and under VAT. In 2021 the Spanish Securities and Exchange Commission, the Comision Nacional del Mercado de Valores (“CNMV”) and the Bank of Spain issued a joint statement warning of the risks and volatility associated with cryptocurrencies. The joint statement also highlighted that, from a legal standpoint, cryptocurrencies are not a means of payment and are not backed by a central bank or other customer protection mechanisms or authority. Spain issued the Royal Decree Law 5/202176 which included a provision giving the CNMV power to regulate advertising related to cryptocurrencies. In January 2022, the CNMV published a circular saying it would begin to regulate rampant advertising of digital assets, including by social media influencers, to make sure investors are aware of risks.

ETP issuance into non-EU countries

Valour offers a limited number of ETPs in Switzerland and the United Kingdom.

Switzerland

Switzerland is known as one of the most cryptocurrency-friendly nations in the world. Switzerland’s financial markets regulator, the Swiss Financial Market Supervisory Authority (“FINMA”) has defined licensing requirements for cryptocurrency businesses of all types including Bitcoin kiosk operations, and has created requirements for blockchain companies. Cryptocurrency businesses are subject to AML regulations and licensing requirements under FINMA. FINMA’s regulatory environment complies with the FATF’s digital asset regulation issued in June 2019. Switzerland further improved its regulations surrounding tokens with the August 2021 implementation of the Federal Act on the Adaptation of Federal Law to Developments in Distributed Ledger Technology.

The United Kingdom

The crypto asset legal and regulatory landscape in the UK is rapidly evolving. Since January 10, 2020, certain types of crypto asset businesses operating in the UK (i.e. those offering exchange services and custody services) have been regulated by the Financial Conduct Authority (“FCA”) for AML/CFT purposes.

In 2023, the government announced plans to legislate for a comprehensive future financial services regime for crypto assets—accordingly, the FCA’s remit is expected to expand from the AML/CFT regime and financial promotions rules to cover wider conduct rules in relation to a broad variety of activities involving crypto assets (including stablecoins). Various projects are underway in relation to these matters but further final rules are not expected until 2026.

In March 2024, the London Stock Exchange (“LSE”) confirmed that it will accept applications for the admission of BTC and ETH-backed crypto ETNs commencing from the second quarter of 2024 (for professional investors only). The FCA concurrently updated its position on crypto assets and stated that it will not object to requests to create a UK listed market segment for asset-backed crypto ETNs. The first such ETNs were listed in 2024 and the market has grown since.

In September 2024, the Digital Securities Sandbox (“DSS”) formally opened for applications. The DSS is the first FMI sandbox created under the powers conferred on HM Treasury by FSMA 2023, and provides a regulated environment for firms, in particular financial market infrastructures (“FMIs”), to test new technologies such as distributed ledger technology (“DLT”) in the issuance, trading and settlement of transferable securities. Importantly, the UK government is seeking to deliver a pilot issuance of digital gilts (known as the Digital Gilt Instrument, or DIGIT) in the short to medium term, through the DSS.

In December 2024, the FCA published consultations on admissions and disclosures, and the market abuse regime for crypto assets. Additionally, in January 2025, new legislation came into force which clarifies that crypto asset staking arrangements do not fall within scope of the definition of “collective investment schemes”. The Prudential Regulatory Authority (“PRA”) and the Bank of England (“BoE”) are also developing their policy approach towards the prudential treatment of crypto asset exposures (in line with the standards set out in the updated Basel Framework) – to that effect, the PRA issued a data request in December 2024 seeking to gather information from firms to inform its approach.

In terms of legislative reform, the Law Commission of England and Wales has carried out extensive analysis on a number of digital asset related issues, including on smart contracts, property rights of digital assets, private international law challenges in matters involving digital assets, decentralised autonomous organisations, and electronic trade documents. Following the recommendation of the Law Commission, the Property (Digital Assets etc.) Bill was introduced into Parliament in 2024, which seeks to clarify that under English law, things (such as digital assets) are not prevented from being capable of attracting property rights on the basis that they do not fit easily into existing categories of “property” (as defined under historic common law). The Bill is currently progressing through the legislative process.

Venture Portfolio Exposure

Given the nature of the Company’s Venture activities, the results of operations and financial condition of the Company are dependent upon the market value of the securities, tokens and cryptocurrencies that comprise Venture’s portfolio assets. Market value can be reflective of the actual or anticipated operating results of companies or projects in the portfolio and/or the general market conditions that affect the technology, crypto and DeFi sectors. Various factors affecting these sectors could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company’s investments are mostly in early-stage ventures that may never mature or generate adequate returns or may require a number of years to do so. Junior companies may never achieve commercial success. This may create an irregular pattern in the Company’s investment gains and revenues (if any) and an investment in the Company’s securities may only be suitable for investors who are prepared to hold their investment for a long period of time. Macro factors such as commodity prices, the growth and decline of disruptive technologies, including DeFi technologies, and global political and economic conditions could have an adverse effect on the mining, technological and Defi sectors, thereby negatively affecting the Company’s portfolio of investments. Company and project-specific risks, such as the risks associated with emerging companies and projects in the technology, crypto and DeFi sectors generally, could have an adverse effect on one or more of the investments in the portfolio at any point in time. Company, project and industry-specific risks that materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results.

Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services

A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system, harming public perception of cryptocurrencies, or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company’s cryptocurrency inventory.

Impact of Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company’s cryptocurrency holdings. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of cryptocurrencies. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company’s cryptocurrency holdings.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.

Further Development and Acceptance of Digital Assets and DeFi Networks

The further development and acceptance of digital assets and other cryptographic and algorithmic protocols governing the issuance of transactions in cryptocurrencies and DeFi Protocols, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of such networks may adversely affect the value of the corresponding cryptocurrencies and DeFi Protocol tokens, and thus may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to the following:

●	continued worldwide growth in the adoption and use of cryptocurrencies and DeFi;

●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency and DeFi systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of relevant networks;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	general economic conditions and the regulatory environment relating to digital assets and decentralized finance; and

●	negative consumer sentiment and perception of cryptocurrencies.

Currently, there is relatively small use of digital assets in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company’s operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted, for example, as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of digital asset demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of digital assets. The relative lack of acceptance of digital assets in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services or other direct use cases that may arise. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.

Trade Errors

We may make, or otherwise be subject to, trade errors. Errors may occur with respect to trades executed on our behalf. Trade errors can result from a variety of situations, including, for example, when the wrong investment is purchased or sold or when the wrong quantity is purchased or sold. Trade errors frequently result in losses, which could be material. To the extent that an error is caused by a third party, we may seek to recover any losses associated with the error, although there may be contractual limitations on any third party’s liability with respect to such error.

Dependence on Investment Manager

The success of the Company’s Equity Investments in Digital Assets is dependent upon the ability of the investment manager to manage the investment fund and effectively implement the investment fund’s investment program. The investment fund’s governing documents do not permit the Company participate in the management and affairs of the investment fund.

Discretion as to Distributions and Timing of Withdrawal

The investment manager of the Company’s Equity Investment in Digital Assets is not obligated to distribute digital assets in-kind nor to distribute the proceeds from the sale of any digital assets. The Company is permitted to make withdrawals, however, the ability to make withdrawals may be limited while the investment manager is actively engaged in investment strategies or other activities. The Company is also required to be provide a significant advanced notice in respect of any withdrawal, and accordingly its ability to withdraw in a timely manner is limited.

Discretion as to Form of Payment.

The investment manager of the Company’s Equity Investments in Digital Assets has the discretion to make distribution and pay withdrawals in unlocked digital assets, cash or a combination. There can be no assurance as to (i) the form of distribution or payment, (ii) that the investment fund will have sufficient cash or unlocked digital assets to satisfy withdrawal requests, or that it will be able to liquidate investments at favorable prices at the time such withdrawals are requested. The Company has no right to request in-kind distributions and should not expect the investment fund to accommodate any such request.

Conditions on Equity Investments in Digital Assets

The digital assets held by the Equity Investments in Digital Assets are subject to staggered lock up periods pursuant to which the digital assets are not freely tradeable. As a result, the Company may only request to withdraw the portion of its capital account balance that corresponds to its pro-rata share of the applicable digital assets that is no longer locked-up and freely transferable by the investment fund.

Development and Acceptance of the Digital Asset Networks

The growth and use of digital assets generally is subject to a high degree of uncertainty. The future of the industry likely depends on several factors, including, but not limited to: (a) economic and regulatory conditions relating to both fiat currencies and digital assets; (b) government regulation of the use of and access to digital assets; (c) government regulation of digital asset service providers, administrators or exchanges; and (d) the domestic and global market demand for—and availability of—other forms of digital asset or payment methods. Any slowing or stopping of the development or acceptance of digital assets may adversely affect the Company.

Digital Asset Audit Risk

Audits for entities holding digital assets are unlike audits for other types of entities. Special procedures must be taken to determine whether investments and transactions are properly accounted for and valued because independent confirmation of digital asset ownership (e.g., ownership of a balance on a digital asset exchange) differs dramatically from traditional confirmation with a securities broker or bank account. The Company requires satisfactory processes in place in order for the auditor to obtain the Company’s transaction history and properly prepare audited financials. Any breakdown in such processes may result in delays or other impediments of an audit. In addition, the complexity of digital assets generally may lead to difficulties in connection with the preparation of audited financials.

Risk of Total Loss of Equity Investment in Digital Assets.

While all investments risk the loss of capital, the equity investment in digital assets should be considered substantially more speculative and significantly more likely to result in a total loss of capital than most other investment funds. The investment manager will not attempt to mitigate the potential of loss of capital through the use of risk management techniques. Rather, the investment manager generally intends only to sell the digital assets when such sales are necessary in order to satisfy withdrawal requests. Furthermore, the investment manager does not intend to hedge potential losses and will not make investment decisions based on the price of the digital assets. Consequently, the equity investment in digital assets could result in the total loss of the Company’s capital.

Risk of Loss, Theft or Destruction of Cryptocurrencies

There is a risk that some or all of the Company’s cryptocurrencies could be lost, stolen or destroyed. Digital assets of Valour that are held internally via multi-signature cold storage may be prone to loss or theft as a result of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. If the Company’s cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to the Company, the responsible party may not have the financial resources sufficient to satisfy the Company’s claim.

Irrevocability of Transactions

Bitcoin and most other cryptocurrency and DeFi protocol token transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies or DeFi protocol tokens may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Potential Failure to Maintain Digital Asset Networks

Many digital asset networks, including the Bitcoin Network, operate based on an open-source protocol maintained by the core developers of such networks and other contributors. As such, protocols are not sold and their uses do not generate revenues for its development team, and the core developers are generally not compensated for maintaining and updating such network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop such networks, and the core developers may lack the resources to adequately address emerging issues with such network protocol. Although the many networks, including the Bitcoin Network, are currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with such network protocol and the core developers, and open source contributors are unable to address the issues adequately or in a timely manner, such networks and an investment in the Company’s securities may be adversely affected.

Potential Manipulation of Blockchain

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double-spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.

Miners May Cease Operations

If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners in relevant networks, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control.

Risks Related to Insurance

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

Concentration of Investments

Other than as described herein, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavorable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area. As of December 31, 2023, the Company’s investments through its Venture business arm comprise of C$44,184,021, which represented approximately 7.5% of the Company’s total assets.

Competition

The Company operates in a highly competitive industry and competes against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. The Company’s business line compete against several companies and expect that we will face even more competition in the future. These competitors could have various competitive advantages over us, including but not limited to:

●	greater name recognition, longer operating histories, and larger market shares;

●	larger sales and marketing budgets and organizations;

●	more established marketing, banking, and compliance relationships;

●	greater resources to make acquisitions;

●	lower labor, compliance, risk mitigation, and research and development costs;

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

●	substantially greater financial, technical, and other resources.

If the Company is unable to compete successfully, or if competing successfully requires the Company to take costly actions in response to the actions of the Company’s competitors, the Company’s business, operating results, and financial condition could be adversely affected.

Harm to the Company’s brand and reputation could adversely affect the Company’s business. The Company’s reputation and brand may be adversely affected by complaints and negative publicity about the Company, even if factually incorrect or based on isolated incidents. Damage to the Company’s brand and reputation may be caused by:

●	cybersecurity attacks, privacy or data security breaches, or other security incidents;

●	complaints or negative publicity about the Company, its ETPs, its management team, its other employees or contractors or third-party service providers;

●	actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by its management team, its other employees or contractors or third-party service providers;

●	unfavorable media coverage;

●	litigation involving the Company, or regulatory actions or investigations into its business;

●	a failure to comply with legal, tax and regulatory requirements;any perceived or actual weakness in its financial strength or liquidity;

●	any regulatory action that results in changes to or prohibits certain lines of its business;

●	a failure to operate our business in a way that is consistent with its values and mission;

●	a sustained downturn in general economic conditions; and

●	any of the foregoing with respect to its competitors, to the extent the resulting negative perception affects the public’s perception of the Company or its industry as a whole.

Private Issuers and Illiquid Securities

Through its Ventures business line, the Company invests in securities and/or digital assets of private issuers or projects. These may be subject to trading restrictions, including hold periods, and there may not be any market for such securities or digital assets. These limitations may impair the Company’s ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers or projects are subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of the Company’s private investments, or that the Company will otherwise be able to realize a return on such investments.

The value attributed to securities and/or digital assets of private issuers or projects will be the cost thereof, subject to adjustment in limited circumstances, and therefore may not reflect the amount for which they can actually be sold. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

The Company may also invest in illiquid securities of public issuers. A considerable period of time may elapse between the time a decision is made to sell such securities and the time the Company is able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that the Company will be unable to realize its investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, the Company may be prohibited by contract or by law from selling such securities for a period of time or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate.

The Company may also make direct investments in publicly traded securities that have low trading volumes. Accordingly, it may be difficult to make trades in these securities without adversely affecting the price of such securities.

Cash Flow, Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, proceeds from the disposition of investments, management fees of ETPs and staking and lending activities of cryptocurrencies and DeFi protocol tokens. The availability of these sources of income and the amounts generated from these sources depend upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to the Company, if the value of our investments decline resulting in losses upon disposition, if there is low demand for our ETPs resulting in lack of management fees received, and if rates provided by counterparties for staking and lending decrease.

Risk Management

The Company seeks to mitigate risk and have established policies for the types of risk to which the Company is subject, including operational risk, credit risk, market risk, counterparty risk, exchange risk and liquidity risk. However, there are inherent limitations to our current and future risk management strategies, including risks that management has not appropriately anticipated or identified. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision-making in times of crisis. If the Company’s risk management framework proves ineffective or if our enterprise-wide management information is incomplete or inaccurate, we could suffer unexpected losses, which could materially adversely affect our business, results of operations and financial condition. The Company continually assesses its risk profile and risk management processes across the firm to identify opportunities for improvement and to consider whether it needs to address new technologies and innovations in its risk management processes and policies. While the Company has not identified any material gaps with respect to recent digital asset market events, the Company cannot guarantee that our risk management processes will continue to be effective in preventing or mitigating losses from future market events.

Dependence on Management Personnel and Ability to Recruit and Retain Qualified Directors and Officers

The Company is dependent upon its ability to attract and retain highly qualified personnel and directors, as well as the efforts, skill and business contacts of key members of management, the Board and the Advisory Board, for among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals who are not obligated to remain as officers, employees or consultants of the Company. The loss of the services of any of these individuals or the loss of qualified directors, if not replaced in a timely manner, could have a material adverse effect on the Company’s revenues, net income and cash flows, and could harm its ability to maintain or grow existing assets and raise additional funds in the future.

Sensitivity to Macro-Economic Conditions

Due to the Company’s focus on decentralized finance industry, the success of the Company’s investments is interconnected to the growth of disruptive technologies. The Company may be adversely affected by the falling share prices of the securities of investee companies, cryptocurrencies, DeFi Protocol tokens and other digital assets, as the trading price for the Company’s securities may reflect the estimated aggregate value of the Company’s portfolio of investments and assets under management. The factors affecting current macro-economic conditions are beyond the control of the Company.

Available Opportunities and Competition for Investments

The success of the Company’s Ventures line of business will depend upon: (i) the availability of appropriate investment opportunities; (ii) the Company’s ability to identify, select, acquire, grow and exit those investments; and (iii) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, be better capitalized, have more personnel, have a longer operating history and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of attractive investments.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of the companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the mining, technological and cryptocurrency industries and general market or economic conditions. In recent years, equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments. In addition, the price of the Company’s Common Shares, may be affected by its failure to comply with the continued listing requirements of stock exchanges on which it is listed. For example, the Company is not currently in compliance with the Nasdaq minimum bid price requirement. For more information, see “Risk Factors - Risks Relating to the Business and Industry of the Company – Noncompliance with Continued Listing Requirements of Nasdaq and Potential Delisting” elsewhere in this AIF.

Additional Financing Requirements

The Company anticipates ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available on acceptable terms, at an acceptable level or at all. Any additional equity financing may cause securityholders to experience dilution, and any debt financing would result in interest expense and possible restrictions on the Company’s operations or ability to incur additional debt. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability to grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the Company’s securities will earn any positive return in the short term or long term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments. In addition, past performance provides no assurance of future success.

Failure to Develop and Execute Successful Investment or Trading Strategies

The success of the Company’s investment and trading activities, including through DeFi Alpha, will depend on the ability of the investment team to identify overvalued and undervalued investment opportunities and to exploit price discrepancies. This process involves a high degree of uncertainty. No assurance can be given that the Company will be able to identify suitable or profitable investment opportunities in which to deploy our capital. The success of the trading activities also depends on the Company’s ability to remain competitive with other DeFi providers. Competition in trading is based on price, offerings, level of service, technology, relationships and market intelligence. The success of investment activities depends on the Company’s ability to source deals and obtain favorable terms. The barrier to entry in each of these businesses is very low and competitors will likely provide similar services in the near future. The success of the Company’s Venture investments and trading business could suffer if the Company is not able to remain competitive.

Management of the Company’s Growth

Significant growth in the business, as a result of acquisitions or otherwise, could place a strain on the Company’s managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company’s technical, administrative and financial controls and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase costs, which could have a materially adverse effect on the Company’s operating results and overall performance.

Social, Political, Environmental and Economic Risks in the Countries in which the Company’s Investments are Located

The Company’s investments are affected in varying degrees by the political and social stability, environmental and economic conditions in the countries in which its investments are located. Such investments may also be affected in varying degrees by terrorism, military conflict or repression, crime, populism, activism, labour unrest, renegotiation, nullification or failure to renew or grant existing concessions, licences permits and contracts, unstable or unreliable legal systems, changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

Due Diligence

The due diligence process undertaken by the Company in connection with investment opportunities may not reveal all facts that may be relevant in connection with the investments. Before making investments, the Company conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company relies on resources available, including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence process that is carried out with respect to investment opportunities may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunities. Moreover, such an investigation will not necessarily result in the investment being successful.

Exchange Rate Fluctuations

A significant portion of the Company’s cryptocurrency, DeFi protocol tokens and digital asset holdings could be invested in United States dollar denominated investments or other foreign currencies. Changes in the value of the foreign currencies in which the Company’s investments are denominated could have a negative impact on the ultimate return on its investments and overall financial performance.

Non-controlling Interests

The Company’s investments include debt instruments and equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities directly from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which the Company does not agree, or that the majority stakeholders or the management of the investee company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the value of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Changes in Legislation and Regulatory Risk

There can be no assurance that laws applicable to the Company or the businesses in which the Company invests, including securities legislation, will not be changed in a manner which adversely affects the Company. If such laws change, such changes could have a negative effect upon the value of the Company and upon investment opportunities available to the Company.

It is Likely that the Company is a Passive Foreign Investment Company for U.S. Federal Income Tax Purposes, Which Could Result in Materially Adverse U.S. Federal Income Tax Consequences to U.S. Holders of Company Securities

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company (“PFIC”), for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes, among other things, interest, dividends, rents, royalties, and other investment income and gains, with certain exceptions. In addition, cash and other assets readily convertible into cash are generally categorized as passive assets. The PFIC rules also contain a look through rule whereby we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the current and anticipated value and composition of our income and assets, it is likely that the Company will be classified as a PFIC for U.S. federal income tax purposes for its current taxable year. A separate determination has to be made after the close of each taxable year as to whether we were a PFIC for that year. This determination will depend on, among other things, the composition of the income and assets, as well as the value of the assets, of us and our subsidiaries from time to time. The value of the assets for purposes of the PFIC determination will generally be determined by reference to the market price of the Company’s securities, which could fluctuate significantly. Moreover, the application of the PFIC rules is unclear in certain respects. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance as to our PFIC status for the current or any future taxable year.

If the Company is considered a PFIC, material adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in the section headed “Certain United States Federal Income Tax Considerations”). Potential investors are strongly advised to consult their own advisors regarding the consequences to them if we were to be considered a PFIC, including the availability of any elections that could mitigate the adverse U.S. federal income tax consequences of our PFIC status. Please see “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company” for more information.

Loss of Foreign Private Issuer Status in the Future

The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Forward-Looking Information and FOFI May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking information. By their nature forward-looking information and future-orientated financial information and financial outlook information (collectively, “FOFI”) involve numerous assumptions and known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements and/or FOFI or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Risks Associated with its Internal Control Over Financial Reporting.

The Company is subject to reporting and other obligations under applicable U.S. and Canadian securities laws and the rules of Nasdaq and Cboe Canada. The Company has significant requirements for enhanced financial reporting and internal control. The process of designing and implementing effective internal control is a continuous effort that requires the Company to anticipate and react to changes in its business and the economic and regulatory environments and to expend significant resources to maintain a system of internal control that is adequate to satisfy its reporting obligations as a public company. Any failure to implement or maintain internal control could cause the Company to fail to meet its reporting obligations on a timely basis, result in material misstatements in its consolidated financial statements and harm its business and results of operations. If the Company is unable to implement any required changes to its internal control over financial reporting effectively or efficiently, it could adversely affect the Company’s operations, financial reporting and results of operations. In addition, if the Company fails to maintain an effective system of disclosure controls and internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, the Company may identify deficiencies related to internal control over financial reporting that it may not be able to remediate in time to meet the deadline imposed by U.S. and/or Canadian securities laws, including pursuant to Section 404 of the Sarbanes-Oxley Act. The Company’s testing may reveal deficiencies in its internal control over financial reporting that are deemed to be material weaknesses which could result in a material misstatement of its annual consolidated financial statements or its interim reports, or disclosures that may not be prevented or detected.

The Company does not expect that its disclosure controls and procedures and internal control over financial reporting will prevent all error and fraud. The inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. The Company may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with U.S. and/or Canadian securities laws, including, the Sarbanes-Oxley Act, for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, or its independent registered public accounting firm may not issue an unqualified opinion, as and when applicable. If the Company is unable to conclude that it has effective internal control over financial reporting, investors could lose confidence in the Company’s reported financial information, which could adversely affect the trading price of the Company’s Common Shares and make the Company subject to investigations by the stock exchanges on which its securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Failure to accurately report the Company’s financial performance on a timely basis could also jeopardize the Company’s listing on Nasdaq and Cboe Canada or any other stock exchange on which its Common Shares may be listed. Delisting of the Common Shares on any exchange would reduce the liquidity of the market for the Company’s Common Shares, which would reduce the price of and increase the volatility of the market price of its Common Shares.

For example, the Company identified a material weakness in its internal control over financial reporting and restated its financial statements for the three-month periods ended June 30, 2023, and September 30, 2023 as a result of factors related to that weakness. For more information, see “Risk Factors – Risks Relating to the Business and Financial Condition of the Company – Material Weakness in the Company’s Financial Statements” elsewhere in this AIF. The Company may not be able to successfully remediate the identified material weakness or may identify additional material weaknesses in the future or fail to maintain effective internal control over financial reporting, which may result in material misstatements of its consolidated financial statements or cause the Company to fail to meet its periodic reporting obligations, which could have a material adverse effect on the Company, its business, results of operations, financial condition and stock price.

Stock Exchange Listing Compliance Risk

The Company’s Common Shares are listed on Nasdaq and Cboe Canada. Continued listing on these stock exchanges is subject to compliance with their rules and continued listing requirements, including minimum bid price, minimum market value, and corporate governance standards. If the Company fails to meet these requirements, it may receive a deficiency notice and could face delisting proceedings. Delisting from the stock exchanges could adversely affect the liquidity and market price of the Common Shares, the Company’s ability to raise capital, and the Company’s reputation with investors and business partners. The Company is not currently in compliance with the Nasdaq minimum bid price requirement. For more information, see “Risk Factors - Risks Relating to the Business and Industry of the Company – Noncompliance with Continued Listing Requirements of Nasdaq and Potential Delisting” elsewhere in this AIF.

U.S. and Canadian securities laws as well as the rules of Nasdaq and Cboe Canada require, among other things, timely filing of financial statements and certain related documents and reports. If the Company is unable to meet these requirements, it could face stock exchange delisting proceedings and penalties under applicable U.S. and Canadian securities laws. On March 23, 2026, the Company announced it may experience a delay and default in filing its Annual Filings and it has applied to the OSC to approve the MCTO. A delay and default in filing the annual filings could have a material adverse effect on the Company, its business, results of operations, financial condition and stock price. Additionally, it is not certain the Company will receive the MCTO. Should the Company not receive the MCTO, the Company, its business, results of operations, financial condition and stock price could be materially adversely effected. For more information, see “General Development of the Business – Three Year History – Subsequent to Fiscal 2025” elsewhere in this AIF.

Additionally, members of our management team and our board of directors have limited experience managing a publicly traded company and navigating the complex regulatory environment for public companies. We are subject to significant regulatory oversight and reporting obligations under the U.S. and Canadian securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our management and board of directors, and failure to effectively comply with the regulations applicable to public companies may materially and adversely affect DeFi’s reputation, business, results of operations, financial condition, prospects and valuation, and the value of its Common Shares.

Noncompliance with Continued Listing Requirements of Nasdaq and Potential Delisting

The Company’s Common Shares are currently listed for trading on The Nasdaq Capital Market under the symbol “DEFT”. The continued listing of the Company’s Common Shares on Nasdaq is subject to the Company’s compliance with a number of listing standards. On March 5, 2026, the Company received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC notifying the Company that the minimum bid price per share of its Common Shares was below $1.00 for a period of 30 consecutive business days as of March 4, 2026 and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) to maintain a minimum bid price of $1.00 per share. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 1, 2026, to regain compliance with the Minimum Bid Price Rule. To regain compliance, the closing bid price of the Company’s Common Shares must be at least $1.00 per Common Share for a minimum of ten consecutive business days (though Nasdaq staff may, in their discretion, extend this to generally up to 20 consecutive business days). There can be no assurance that the Company will be able to regain compliance with these requirements or that the Company’s Common Shares will continue to be listed on Nasdaq.

In the event the Company does not regain compliance by September 1, 2026, the Company may be eligible for an additional 180-calendar-day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company is not eligible for the second compliance period or Nasdaq staff concludes that the Company will not be able to cure the deficiency during the second compliance period, Nasdaq will provide written notice to the Company that the Company’s Common Shares will be subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its Common Shares, but there can be no assurance that Nasdaq would grant the Company’s request for continued listing.

The Company intends to monitor the closing bid price of its Common Shares and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Rule. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule, or will otherwise be in compliance with other Nasdaq Listing Rules. In addition, there can be no assurance that, if the Company were to effect a reverse stock split after obtaining any required approvals and intending to regain compliance, the reverse stock split would cause the Company’s Common Shares to meet the Minimum Bid Price Rule. If the Company fails to regain compliance with the Nasdaq continued listing standards, Nasdaq will provide notice that the Company’s Common Shares will be subject to delisting.

Such a delisting or even notification of failure to comply with such requirements would have a negative effect on the price of the Company’s Common Shares and would impair your ability to sell or purchase the Common Shares when you wish to do so. In addition, the delisting of the Common Shares could lead to a number of other negative implications such as a loss of media and analyst coverage, a determination that the Common Shares are a “penny stock” which will require brokers trading in the Common Shares to adhere to more stringent rules and likely result in a reduced level of trading activity in the secondary trading market for the Company’s securities, and materially adversely impact the Company’s ability to raise capital on acceptable terms or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of confidence by the Company’s current or prospective third-party providers and partners, the loss of institutional investor interest, and fewer partnering opportunities. In the event of a delisting, the Company may take actions to restore its compliance with Nasdaq’s listing requirements, but the Company can provide no assurance that any such action would allow its Common Shares to become listed again, stabilize the market price or improve the liquidity of its Common Shares, prevent its Common Shares from dropping below the Nasdaq Minimum Bid Price Rule or prevent future non-compliance with Nasdaq’s listing requirements.

If the Company’s Common Shares were no longer listed on Nasdaq, investors would be limited to where they could trade, and might only be able to trade on Cboe Canada or on one of the over-the-counter markets. There is no assurance, however, that prices for the Company’s Common Shares would be quoted on one of these other trading systems or that an active trading market for its Common Shares would exist, which would materially and adversely impact the market value of its Common Shares and your ability to sell the Common Shares.

Risks Relating to the Business and Financial Condition of the Company

Limited Operating History as a DeFi Company

The Company announced its focus in the DeFi industry on January 19, 2021. The Company’s limited operating history and the lack of meaningful historical financial data makes it difficult to fully evaluate the Company’s prospects. To the extent that the Company is able to execute its business plan, its business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. Investment in the securities of the Company is highly speculative given the nature of the Company’s business.

The Company’s success will depend on many factors, including some which may be beyond its control or which cannot be accounted for at this time, such as the market’s acceptance of the products of its investee companies, the emergence of potential competitors, and changes in economic conditions. For the reasons discussed in this section and elsewhere in this AIF, it is possible that the Company may not generate revenues or profits in the foreseeable future or at all.

No History of Operating Revenue and Cash Flow

The Company is dependent on financings and future cash flows to meet its obligations. The future performance of the business and the ability of the Company’s subsidiaries to provide the Company with payments may be constrained by factors such as, among others: success of the Company’s corporate strategy, economic downturns; technological and regulatory changes; the cash flows generated by operations, investment activities and financing activities; and the level of taxation, particularly corporate profits and withholding taxes. If the Company is unable to generate sufficient cash from operations, the Company may be required to incur indebtedness, raise funds in a public or private equity or debt offering, or sell some or all of its assets. There can be no assurance that any such financing will be available on satisfactory terms or that it will be sufficient.

The Company may be subject to limitations on the repatriation of earnings in each of the countries where the Company, including its investee companies, do business. In particular, there may be significant withholding taxes applicable to the repatriation of funds from foreign countries to Canada. There can be no assurance that changes in regulations, including tax treaties, in and among the relevant countries where the Company or its investee companies do business will not take place, and if such changes occur, they may adversely impact the Company’s ability to receive sufficient cash payments from its subsidiaries.

Insufficient Cash Flow and Funds in Reserve

The Company’s cash flow and funds in reserve may not be sufficient to fund its ongoing activities at all times and from time to time and it may require additional financing in order to carry out its activities. In addition, the Company may incur major unanticipated liabilities or expenses. Although the Company has been successful in the past in financing its activities, there can be no assurance that the Company will be able to obtain additional financing on commercially acceptable terms. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of Company. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, the Company’s access to additional financing may be affected. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. Due to uncertainty in the capital markets, the Company may from time to time have restricted access to capital and increased borrowing costs. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and prospects may be affected materially and adversely as a result.

The Company, along with all other companies, may face reduced cash flow and restricted access to capital if the global economic situation deteriorates. A prolonged period of adverse market conditions may impede the Company’s ability to grow and complete additional acquisitions, if desired. In addition, a prolonged period of adverse market conditions may impede the Company’s ability to service any of its loans or arrange alternative financing when the existing loans become due. In each case, the Company’s business, financial condition, results of operations and prospects would be adversely affected.

Material Weakness in the Company’s Financial Statements

We identified a material weakness in our internal control over financial reporting and restated our financial statements for the three-month periods ended June 30, 2023, and September 30, 2023 as a result of factors related to that weakness. This may adversely affect the accuracy and reliability of our financial statements and, if we fail to maintain effective internal financial control reporting (“ICFR”) it could impact our reputation, business and the price of the Company’s securities, as well as lead to a loss of investor confidence in us.

There can be no assurance that we will be able to successfully remediate the identified material weakness, or that we will not identify additional control deficiencies or material weaknesses in the future. If we are unable to successfully remediate our existing or any future material weaknesses in our ICFR, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities laws and CBOE Canada, Nasdaq and other securities exchange listing requirements regarding the timely filing of periodic reports, investors may lose confidence in our financial reporting and the price of our stock may decline.

We continue to execute our plan to remediate the material weakness identified. The remediation measures are ongoing, and although not all inclusive, include implementing additional policies, procedures, and controls. We are working to remediate our material weakness as efficiently and effectively as possible. At this time, we cannot provide an estimate of the timing for achieving full remediation or the costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, could result in us incurring significant costs, and could place significant demands on our financial and operational resources. We cannot assure you that the measures undertaken to remediate the material weakness will be sufficient or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods.

The preparation of financial statements and related disclosures in conformity with IFRS requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory or auditor views differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of the Company’s securities, and adversely affect our business, financial condition and results of operations.

Risks related to the Expense and Impact of Restatement of the Company’s Historical Financial Statements

The Company restated certain historical financial statements to reflect a correction to its accounting for its digital assets. Specifically, the Company had previously valued its position in Equity Investments in Digital Assets subject to an extended lock-up period based on market price; however, in connection with the preparation of its financial statements for the year ended December 31, 2024, the Company’s auditors concluded that the valuation of the position should use a discounted valuation reflecting the lock-up. For more information, see “Restatement of Previously Issued Condensed Interim Consolidated Financial Statements” in the Company’s annual Management’s Discussion and Analysis for the year ended December 31, 2024.

It is difficult to predict all of the ramifications to the Company from the restatement. The restatement process is time and resource-intensive, involving substantial attention from management and significant costs and expenses, including for professional advisors assisting with the restatement. It is possible that the Company will receive inquiries from the Canadian securities regulators, Cboe Canada, the Nasdaq, and/or other securities exchanges regarding the restated financial statements or related matters, which could consume a significant amount of resources. Moreover, many companies that have been required to restate their historical financial statements have experienced volatility and decreases in stock prices and shareholder lawsuits, which can be expensive to defend and divert management attention and resources. The Company may suffer similar consequences as a result of the restatement.

Lack of Comprehensive Accounting Guidance for Digital Assets under IFRS Accounting Standards

The holding of digital assets in Canada is an emerging industry with unique technological aspects and a number of novel auditing challenges have arisen. Audit firms, standard setters, and regulatory bodies continue to explore these challenges and potential solutions. Because there has been limited precedent set and a lack of specific accounting guidance for cryptocurrencies under certain applicable accounting standards, including, among other things, revenue recognition, it is unclear if DeFi companies (in particular, companies like the Company that utilize IFRS Accounting Standards) may be required to account for cryptocurrency operations, transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards, or interpretations thereof by the CSA, particularly as they relate to the Company and the financial accounting of its DeFi-related operations, could result in changes in the Company’s accounting policies. Further, unlike in the case of U.S. generally accepted accounting principles, where the Financial Accounting Standards Board has recently issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets, no similar guidance has yet been issued in respect of IFRS Accounting Standards. In addition, the accounting policies of many Bitcoin mining companies are being subjected to heightened scrutiny by regulators and the public.

It is possible that, as a result of the determinations by applicable securities regulators as to the application of the relevant IFRS Accounting Standards, the Company could be obligated in the future to restate historical financial statements. In connection with any such restatement the market price of the Company’s securities could be adversely affected, and the Company could become subject to private litigation or to investigations or enforcement actions by the Ontario Securities Commission or other regulatory authorities, all of which could require the Company’s expenditure of additional financial and management resources. Furthermore, continued uncertainty with regard to financial accounting matters, particularly as they relate to the Company and the financial accounting of its DeFi-related operations, could negatively impact the Company’s business, prospects, financial condition and results of operations and its ability to raise capital on terms acceptable to the Company or at all.

Conflicts of Interest may Arise

Certain current or future directors and officers of the Company and its subsidiaries may be shareholders, directors and officers of other companies that may operate in the same sectors as the Company. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in such conflict is required under the applicable corporate laws to disclose his or her interest and to abstain from voting on such matters.

Hedging Risk

Except as described in the Base Prospectus, and the VDSL EU Base Prospectus and VDSL UK Base Prospectuses, we are not obligated to, and often times may not, hedge our exposures. However, from time to time, we may use a variety of financial instruments and derivatives, such as options, swaps, and forward contracts, for risk management purposes, including to: protect against possible changes in the market value of our investment or trading assets resulting from fluctuations in cryptocurrency markets or securities markets and changes in interest rates; protect our unrealized gains in the value of our investments or trading assets; facilitate the sale of any such assets; enhance or preserve returns, spreads or gains on any trade or investment; hedge the interest-rate or currency-exchange risk on any of our liabilities or assets; protect against any increase in the price of any assets that we anticipate purchasing at a later date; or to any other end that we deem appropriate. The success of any hedging activities by us will depend, in part, on our ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets being hedged. Since the characteristics of many assets change as markets change or time passes, the success of our hedging strategy will also be subject to our ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. In addition, while we may enter into hedging transactions to seek to reduce risk, such transactions may actually increase risk or result in a poorer overall performance for us than if we had not engaged in such hedging transactions.

With respect to Valour, Valour’s hedging programs will not fully eliminate the market and other risks related to its ETPs, and the hedging programs themselves expose Valour to additional risks. Valour’s hedging programs are not designed to completely offset all risks associated with the various exposures embedded in the ETPs. The profit or loss on the hedge instruments employed may not completely offset the underlying losses or gains related to its ETPs for many potential reasons, including:

●	a portion of the yield on any ETP may not be hedged;

●	hedging instruments may have differing liquidity attributes as compared to the liquidity requirements of the ETPs;

●	hedging instruments introduce additional risks to Valour, including counterparty risk;

●	performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments; and

●	not all other risks are hedged.

Valour’s hedging programs may employ various types of instruments, including swaps, options, forwards and futures, but not long and short direct and indirect positions on underlying assets. Improper use of these instruments could have an adverse impact on earnings.

Litigation

The Company is and may become involved in, named as a party to, or be the subject of, various legal proceedings, including securities class action proceedings, regulatory proceedings, tax proceedings and legal actions. For example, the Company is a defendant in a putative securities class action lawsuit and a creditor in a bankruptcy proceeding, each as described under the heading “Legal Proceedings and Regulatory Actions” elsewhere in this AIF. Although the Company believes the securities class action lawsuit is without merit and intends to vigorously defend itself, such matter, and any other similar matters, could subject the Company to substantial costs, divert resources and the attention of management from its business, and harm its business, financial condition, and results of operations. Moreover, the outcome of outstanding, pending, or future proceedings cannot be predicted with certainty and may be determined adversely to the Company and as a result, could have a material adverse effect on the Company’s assets, liabilities, business, financial condition, and results of operations.

Risks Relating to the Common Shares

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company’s results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company’s control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares.

In addition, the price of the Company’s Common Shares, may be affected by its failure to comply with the continued listing requirements of stock exchanges on which it is listed. For example, the Company is not currently in compliance with the Nasdaq minimum bid price requirement. For more information, see “Risk Factors - Risks Relating to the Business and Industry of the Company – Noncompliance with Continued Listing Requirements of Nasdaq and Potential Delisting” elsewhere in this AIF.

Security holder’s Interest in the Company may be Diluted in the Future

If the Company raises additional funding by issuing additional equity securities, or securities convertible into equity, such financing may substantially dilute the interests of securityholders.

The Company has Never Paid Dividends and may not do so in the Foreseeable Future

The Company has never paid cash dividends on its Common Shares. Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future. See “Dividends”.

DIVIDENDS

The Company has not paid any dividends since its incorporation. Any determination to pay any future dividends will be at the discretion of the Board and will be made based on the Company’s financial condition and other factors deemed relevant by the Board. There are currently no restrictions on the ability of the Company to pay dividends except as set out under the OBCA.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares without par value. The holders of Common Shares are entitled to dividends, subject to the rights of holders of any other class of shares of the Company, if, as and when declared by the Board. The holders of Common Shares are also entitled to one vote per Common Share at meetings of the shareholders of the Company and, subject to the rights of holders of any other class of shares of the Company, to share, on a pro rata basis with the other holders of Common Shares, the net assets of the Company, upon liquidation, dissolution or winding up of the Company. The Common Shares are not subject to call or assessment, nor do they carry any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender, sinking or purchase funds.

As of the date hereof, 387,777,239Common Shares are issued and outstanding.

As of the date hereof, the Company also has 19,737,217 options, 54,246,577 warrants, 8,403,692 deferred share units (“DSUs”), 200,000 performance share units (“PSUs”) and 2,224,760 restricted share units (“RSUs”) issued and outstanding. See the notes to the Company’s audited financial statements for the year ended December 31, 2025 for additional information regarding the Company’s convertible securities.

MARKET FOR SECURITIES

Trading Price and Volume

The Company is a publicly listed company with its Common Shares listed for trading on Cboe Canada under the symbol “DEFI”, on the Nasdaq under the symbol “DEFT”, and on FSE under the symbol “R9B” and with BDRs representing Common Shares listed for trading on B3 under the symbol “DEFT31”. The following table sets forth, on a monthly basis, the reported high and low sale prices (which are not necessarily closing prices) and the aggregate volume of trading of the Common Shares on Cboe Canada and the Nasdaq during the financial year ended December 31, 2025.

	Cboe Canada			Nasdaq
	High	Low	Volume	High	Low	Volume
	(Cdn$)			(US$)
December 2025	1.99	1.00	9,484,564	1.44	0.73	176,036,616
November 2025	2.80	1.30	14,407,404	1.93	0.91	212,170,798
October 2025	3.20	2.48	11,969,546	2.31	1.77	227,811,838
September 2025	3.88	2.71	15,739,845	2.80	1.95	191,090,086
August 2025	4.12	2.8	8,476,802	3.01	2.04	88,715,074
July 2025	4.88	3.70	12,237,975	3.59	2.71	107,584,560
June 2025	4.93	3.50	10,688,355	3.60	2.54	44,040,212
May 2025	6.20	3.91	19,793,797	4.95	2.84	46,037,747
April 2025	4.30	2.31	1,096,981,836	3.10	1.65	12,987,604
March 2025	4.53	2.43	27,794,190	3.15	1.70	18,540,631
February 2025	4.95	3.08	20,146,439	3.48	2.15	20,626,099
January 2025	4.85	3.57	15,967,110	3.38	2.50	18,821,323

Prior Sales

During the financial year ended December 31, 2025, with respect to each class of securities of the Company that is outstanding as of the date of this AIF and not listed or quoted on a marketplace, the Company issued the following securities:

Date of Issuance	Type of Security	Number of Securities Issued	Exercise Price	Maturity / Expiry Date
January 6, 2025	Options	100,000	C$4.59	January 6, 2030
January 6, 2025	DSUs	100,000	N/A	January 6, 2028
January 28, 2025	Options	850.000	C$4.52	January 28, 2030
January 28, 2025	DSUs	1,400,000	N/A	January 28, 2028
May 26, 2025	Options	171,030	C$4.97	May 26, 2030
May 26, 2025	DSUs	295,362	N/A	May 26, 2027
July 11, 2025	Options	200,000	C$4.00	July 11, 2030
July 11, 2025	DSUs	44,323	N/A	July 11, 2027
September 26, 2025	Warrants(3)	34,246,577	US$2.63	September 26, 2028
October 16, 2025	RSU	500,000	N/A	October 16, 2027
October 16, 2025	RSU	500,000	N/A	None. Vesting linked to stock price target
October 30, 2025	PSU	2,000,000	N/A	None. Vesting linked to milestones
October 30, 2025	PSU	2,000,000	N/A	October 30, 2026
November 5, 2025	RSU	695,000	N/A	November 5, 2027
November 5, 2025	RSU	300,000	N/A	November 5, 2026
November 5, 2025	PSU	200,000	N/A	November 5, 2026
November 28, 2025	RSU	150,000	N/A	May 28, 2026

(1)	Issued to CH Technical Solutions SA in connection with the acquisition of capital of CH Technical Solutions SA.
(2)	Issued to shareholders of Stillman Digital in connection with the acquisition of all issued and outstanding securities of Stillman Digital
(3)	Issued in connection with the September Offering.
(4)	For RSU’s and PSU’s disclosed above, the maturity date represents the final vesting date.

Escrowed securities

To the Company’s knowledge, no securities of the Company are held in escrow or are subject to a contractual restriction.

DIRECTORS AND OFFICERS

The following table sets forth for each director and executive officer of the Company as at the date of this AIF, each such individual’s name, province or state and country of residence, position(s) held with the Company, principal occupation(s) for the last five years, if currently a director, period(s) during which such individual has served as a director of the Company, and the number and percentage of issued and outstanding Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such individual (for avoidance of doubt, excluding any convertible securities in the capital of the Company held by such individual). The statements as to principal occupation(s) for the last five years of, and the number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers of the Company are in each instance based upon information furnished by the individuals concerned. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name, Province/State and Country of Residence and Position(s) with the Company	Principal Occupation(s) for the Last Five Years	Period(s) Served as a Director	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Common Shares Beneficially Owned or Controlled or Directed
Johan Wattenström Monte Carlo, Monaco Chief Executive Officer and Executive Chairman	Co-Founder of Valour	November 17, 2025	6,046,898	1.57%
Paul Bozoki Toronto, Canada Chief Financial Officer	Former Chief Financial Officer of Apollo Healthcare Corp.	N/A	201,250	0.01%
Mikael Tandetnik(1) (2) (3) Geneva, Switzerland Director	Founder of Ariane Group SA	Since June 20, 2023	1,016,666	0.26%
Andrew Forson Switzerland President	Head of Ventures and Investments at The Hasgraph Association	N/A	57,000	0.01%
Chase Ergen(1) (3) Leysin, Switzerland Director	Security Specialist at Nagravision SA	March 3, 2025	Nil	N/A
Silvia Andriotto(2) (3) Monte Carlo, Monaco Director	Associate Director at JTC Private Office	June 30, 2025	3,174	0.00%
Per von Rosen Sweden Director	Crypto Business Consultant	June 30, 2025	3,174	0.00%
Jonathan Dimitry(1) (3) Monaco Director	Founder of BlueCaron	March 24, 2026	70,000	0.01%

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation, Nomination and Governance Committee
(3)	Independent director

As of the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 7,328,162 Common Shares, representing 1.90% of the total issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date hereof, or has been, within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

As at the date hereof, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter in accordance with the OBCA. In appropriate cases, the Company will establish a special committee of independent non-executive directors to review a matter in which one or more directors or officers may have a conflict.

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or a subsidiary of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 – Audit Committees of the CSA (“NI 52 110”) requires the Company to have a written audit committee charter and to make the disclosure required by Form 52-110F1.

Audit Committee Charter

A copy of the Charter of the Audit Committee of the Board, which has been adopted by the Board in order to comply with NI 52-110 and to more properly define the role of the Audit Committee in the oversight of the financial reporting process of the Company is attached hereto as Schedule “A”. Nothing in the Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

The Audit Committee is composed of Jonathan Dimitry, Chase Ergen and Mikael Tandetnik. Each member of the Audit Committee is independent of the Company and financially literate, as such terms are defined in NI 52-110.

Relevant Education and Experience

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee.

Mr. Ergen is a technology and telecommunications executive with experience in digital security, satellite communications, and financial technology investments. Earlier in his career, Mr. Ergen worked as a security specialist at Nagravision SA, a provider of digital television security and conditional access systems, where he gained experience in content protection and broadcast security technologies. Mr. Ergen is the son of Charles Ergen, the founder of DISH Network, and has been involved in the broader telecommunications and technology ecosystem through both operational roles and strategic investments. In addition to his professional experience, Mr. Ergen is an active investor and maintains a broad network within the technology, telecommunications, and digital asset sectors. Through these experiences, Mr. Ergen brings to the Board insight into emerging technologies, infrastructure and capital markets.

Mr. Tandetnik is a seasoned wealth manager and CEO with a strong background in finance. He embarked on his career as a Salesperson for equity and structured products at BNP Paribas, gaining valuable experience in the field. Subsequently, he transitioned to various brokerage firms, honing his expertise in investment management. After founding LS Advisor in Paris and driven by his passion for the cryptocurrency industry, Mr. Tandetnik established Ariane Group SA in Geneva, a wealth management company specializing in catering to cryptocurrency clients and investments. He played a pivotal role in numerous fundraising initiatives for both listed and unlisted private crypto companies, demonstrating his deep involvement in the crypto space. Mr. Tandetnik’s academic qualifications include a Bachelor’s degree in Business from the Ecole Supérieure de Gestion et Finance (ESGF) in France and a Master’s degree from ESLSCA, where he specialized in Trading and Options.

Mr. Dimitry is a seasoned financial professional and technology company founder, investor and advisor with over two decades of experience spanning investment banking, principal investing, derivatives trading, large-scale funds management and technology company building.

Drawing on his early career at Goldman Sachs in Investment Banking and in its Principal Investments division, he has led the sourcing, analysis, detailed due diligence and execution of complex equity and credit investments for Goldman Sachs’ proprietary risk capital across multiple asset classes. He later served as a proprietary trader and pre-IPO shareholder at Glencore International AG, where he managed significant macro and oil derivatives exposures and led the Arabian Gulf oil products business, applying sophisticated portfolio construction and risk management methodologies to substantial portfolio positions.

Mr Dimitry is the Founder and Partner of BlueCarbon, a private investment company that focuses on undertaking transformative transactions to build category defining technology companies. He has played a pivotal role in building three technology company unicorns in the past 8 years including Prima Assicurazioni, an artificial intelligence focused insurance technology company which secured over EUR 100 million in financing from Blackstone and Goldman Sachs. Mr Dimitry conceived the idea for RIMAC to acquire Bugatti, advising RIMAC to form the Bugatti Rimac Group and create RIMAC Technology which transformed the profitability of the company and is an investor and adviser to SuperOrdinary, a software driven social commerce platform and other technology and financial technology companies. Mr Dimitry focuses predominantly on the application of artificial intelligence and shaping the strategic direction of BlueCarbon’s portfolio companies and continues to deploy his expertise in cross-asset allocation, complex deal structuring, management and risk oversight.

Mr. Dimitry holds a Bachelor of Commerce in Finance with distinction and a Bachelor of Laws from the University of New South Wales in Sydney, as well as Series 3 accreditation with the National Futures Association.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has there been a recommendation of the Audit Committee to nominate or compensate an external auditor that was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any available exemption regarding the composition, responsibilities, independence, financial literacy or otherwise of the Audit Committee, other than in relation to the appoint of Mr. Wattenström to the Audit Committee to fill the vacancy following the resignation of Mr. Stefan Hascoet on December 22, 2025.

As Mr. Wattenström is not independent within the meaning of NI 52-110, the Company relied upon Section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110 that exempts the Company from the independence requirements under Section 3.1(1) of NI 52-110 until the later of the next annual meeting of the Company and the date that is six months from the date the vacancy was created. In addition, the Company utilized the phase-in provisions of Nasdaq Listing Rule 5615(b)(1)(B) for the Audit Committee composition requirement permitting one member to not satisfy the independence requirements under Nasdaq Listing Rule 5605(c)(2) for up to one year from the Company’s initial listing of its Common Shares on Nasdaq, including the one-year phase-in exemption permitted under Rule 10A-3(b)(iv)(A) of the U.S. Securities Exchange Act of 1934, as amended (“Rule 10A-3”), with respect to the independence requirements under such rule. The Company does not believe that reliance on this phase-in exemption provided under Rule 10A-3 would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. In accordance with its charter, all non-audit services are pre-approved by the Audit Committee.

External Auditor Service Fees

Audit Fees

The Company’s external auditors, HDCPA Professional Corporation, billed the Company $526,353 in the financial year ended December 31, 2025 for audit fees and $382,787 in the financial year ended December 31, 2024 for audit fees.

Audit-Related Fees

The Company’s external auditors, HDCPA Professional Corporation, billed the Company $161,458 in the financial year ending December 31, 2025 and $NIL in the financial year ending December 31, 2024 for assurance and related services related to the performance of the audit or review of the Company’s financial statements, which are not included in audit fees.

Tax Fees

The Company’s external auditors, HDCPA Professional Corporation, billed the Company $Nil in the financial year ending December 31, 2025 and $21,000 in the financial year ending December 31, 2024 for tax compliance, tax advice and tax planning.

All Other Fees

Other of $25,000 was charged by the external auditors for the financial year ended December 31, 2025 and $Nil in the financial year ended December 31, 2024.

PROMOTER

The Company does not have a promoter.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set out herein, the Company has not been since, and was not during, the financial year ended December 31, 2025 a party to any legal proceedings, nor has any of its properties been since nor was any of its properties during the financial year ended December 31, 2025, the subject of any legal proceedings.

Class Action Lawsuit

On December 1, 2025, DeFi Technologies Inc. was named as a defendant—along with Olivier Roussy Newton, Paul Bozoki, and Stefan Hanssen (together with the Company, “Defendants”)—in a putative securities class action lawsuit captioned Linkedto Partners LLC v. DeFi Technologies Inc., et al, Case No. 1:25-cv-06637-NRM-SDE filed in the United States District Court for the Eastern District of New York (the “Litigation”). The complaint alleges that certain of Defendants’ statements related to the Company’s revenues, growth prospects, and proprietary trading strategies were false and misleading and that Defendants failed to disclose that the Company (i) was facing delays in executing its DeFi arbitrage strategy; (ii) understated the extent of competition it faced from other digital asset treasury (“DAT”) companies; (iii) was unlikely to meet its revenue guidance for fiscal year 2025; and (iv) downplayed the scope and severity of the negative impact on the Company’s business and financial results. Plaintiff further alleges that Defendants failed to disclose adverse facts and circumstances and known trends and uncertainties, including the risks posed by the Company’s delays in executing its arbitrage strategy through DeFi Alpha and by the competition that the Company faced from other DAT companies.

The Company disagrees with the allegations made. It believes in the merits of its legal defenses and will vigorously defend itself in the matter.

Genesis Matter

In terms of assets, Valour and Genesis Global Capital LLC entered into that certain Master Loan Agreement. Pursuant to the MLA and the Loan Term Sheet dated September 9, 2022, GGC loaned $6,000,000 to Valour as an open term loan (the “Loan”) pursuant to the terms and conditions of the MLA and Term Sheet. As collateral for the Loan, Valour initially posted 362 BTC with Genesis, which was later increased to 475 BTC.

On January 19, 2023, Genesis and its group companies filed for bankruptcy protection in the US pursuant to a ‘Chapter 11’ bankruptcy filing under the US Bankruptcy Code and listed Valour as a creditor.

On June 26, 2024, the Court enters order granting motion for relief from stay and allowing Genesis to exercise set off rights permitting the parties to set off any Claimant Obligations ($6,000,000 loan plus interest) with corresponding Genesis obligations (475 BTC). According to the exhibit attached to the Order, Valour owed Genesis $5,990,953.70 in principal and $109,644 in interest against collateral of 475 BTC valued at $10,018,691, resulting in a claim by Valour against Genesis in the amount of $3,909,047 or 185.3 BTC. It was then agreed that the parties could set off leaving Valour with 3,9mil USD which accounted for 185.3 BTC.

By the end of 2025, DeFi/Valour had already received 115.62 BTC. Since DeFi/Valour previously received a further 1.7 BTC in October 2025, the outstanding balance is 67.98 BTC. Accordingly, DeFi/Valour could expect to receive up to 67.98 BTC in the future.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority since or during the financial year ended December 31, 2025, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision. The Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority since or during the financial year ended December 31, 2025.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Odyssey Trust Company, at 702-67 Yonge Street, Toronto ON M5E 1J8.

MATERIAL CONTRACTS

The Company has no material contracts.

INTERESTS OF EXPERTS

The Company’s external auditor during the financial year ended December 31, 2025 was HDCPA Professional Corporation. HDCPA Professional Corporation has advised the Company that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular dated May 20, 2025 prepared in connection with the Company’s annual and special meeting of shareholders held on June 30, 2025.

Additional financial information is provided in the Company’s annual consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2025, both of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Schedule “A”

 DEFI TECHNOLOGIES INC.

AUDIT COMMITTEE CHARTER

(Adopted and approved on March 31, 2026)

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to

(i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; and (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, all of whom shall meet any independence requirements of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, and the more rigorous independence rules for members of the Audit Committee issued by the Securities and Exchange Commission (the “SEC”),1 subject in each case to applicable transition provisions or exceptions.

At least one member of the Committee must be an “audit committee financial expert” as defined under applicable SEC rules. All members of the Committee shall be financially literate. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Committee members may be removed from the Committee, with or without cause, by the Board. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings and Authority

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet periodically, and at least annually, with the Chief Financial Officer and the external auditors in separate sessions.

The Committee may retain any independent counsel, experts or advisors that the Committee believes to be necessary or appropriate. The Company must provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors employed by the Committee and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

[1]	As required by Nasdaq Listing Rule 5605(c)(2)(A).

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)	Review the Company’s financial statements, management discussion and analysis (“MD&A”) and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually a formal written statement of the external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Select and, where applicable, replace the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year- end financial statements and intended template for such statements.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal accounting controls or auditing matters.

Other

Review any related party transactions.